SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Press release – ANGLOGOLD ASHANTI REPORT FOR THE QUARTER 31 MARCH 2007 PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

ANGLOGOLD ASHANTI

Report

for the quarter ended 31 March 2007

Group results for the quarter ….

- Adjusted headline earnings were $97m compared with $46m in the previous quarter, which was affected by once-off accounting adjustments.
- Gold production was 1.33Moz and total cash costs were $332/oz, due to fewer production shifts following the year-end break and lower by-product credits.
- Price received increased 4% to $602/oz. Hedge delta reduced by 570,000 ounces despite a 4% increase in the closing spot price for the quarter.

		Quarter			Year	Quarter			Year
		ended March 2007	ended Dec 2006	ended March 2006	ended Dec 2006	ended March 2007	ended Dec 2006	ended March 2006	ended Dec 2006
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**41,239**	45,697	41,667	175,253	**1,326**	1,469	1,340	5,635
Price received[1]	- R/kg / $/oz	**139,953**	135,628	107,903	126,038	**602**	578	545	577
Total cash costs	- R/kg / $/oz	**76,991**	72,422	61,023	67,133	**332**	309	309	308
Total production costs	- R/kg / $/oz	**99,905**	98,145	82,287	90,345	**430**	419	417	414
Financial review									
Gross profit (loss)	- R / $ million	**808**	1,639	(327)	2,700	**150**	133	(63)	443
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts[2]	- R / $ million	**1,836**	1,959	1,240	7,207	**253**	269	201	1,058
Profit (loss) attributable to equity shareholders	- R / $ million	**(133)**	69	(1,079)	(587)	**21**	(72)	(186)	(44)
Headline (loss) earnings [3]	- R / $ million	**(112)**	(150)	(1,072)	(838)	**24**	(103)	(185)	(80)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond[4]	- R / $ million	**699**	343	525	2,790	**97**	46	85	413
Capital expenditure	- R / $ million	**1,417**	1,861	961	5,533	**196**	260	156	817
Earnings (loss) per ordinary share	- cents/share								
Basic		**(47)**	25	(407)	(215)	**7**	(26)	(70)	(16)
Diluted		**(47)**	25	(407)	(215)	**7**	(26)	(70)	(16)
Headline[3]		**(40)**	(54)	(404)	(307)	**9**	(37)	(70)	(29)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond[4]	- cents/share	**249**	124	198	1,023	**34**	17	32	151
Dividends	- cents/share				450				62

Notes:
1. *Refer to note D of "Non-GAAP disclosure" for the definition.*
2. *Refer to note B of "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 of "Notes" for the definition.*
4. *Refer to note A of "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations **at a glance**

for the quarter ended 31 March 2007

	Production		Total cash costs		Cash gross profit[1]		Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	
	oz (000)	% Variance [3]	$/oz	% Variance [3]	$m	% Variance [3]	$m	% Variance [3]
Mponeng	**143**	(3)	**256**	4	**49**	2	**39**	30
Sunrise Dam	**148**	(3)	**299**	2	**43**	(20)	**32**	(26)
TauTona	**96**	(17)	**279**	1	**31**	(3)	**20**	–
Great Noligwa	**124**	(17)	**362**	56	**30**	(39)	**19**	(46)
Kopanang	**96**	(19)	**298**	14	**29**	(17)	**22**	(19)
AngloGold Ashanti Brasil Mineração	**66**	(4)	**207**	8	**25**	(31)	**21**	(34)
Cripple Creek & Victor	**64**	(26)	**242**	(7)	**23**	(26)	**15**	(35)
Cerro Vanguardia[4]	**52**	21	**188**	(45)	**20**	150	**14**	1,500
Obuasi	**101**	3	**397**	(9)	**20**	350	**5**	123
Yatela[4]	**35**	3	**223**	–	**14**	(18)	**12**	(14)
Siguiri[4]	**73**	(5)	**424**	11	**12**	50	**5**	267
Morila[4]	**41**	(15)	**358**	13	**11**	(35)	**8**	(38)
Serra Grande[4]	**24**	–	**233**	13	**10**	(9)	**8**	–
Geita	**78**	(3)	**434**	(26)	**9**	(18)	**(1)**	–
Tau Lekoa	**43**	(4)	**431**	16	**7**	(13)	**1**	133
Sadiola[4]	**31**	(38)	**427**	54	**7**	(56)	**6**	(50)
Savuka	**18**	(14)	**355**	5	**5**	(17)	**3**	(40)
Iduapriem[4]	**27**	(31)	**449**	23	**5**	–	**3**	50
Navachab	**20**	–	**368**	21	**5**	(17)	**4**	–
Moab Khotsong	**14**	8	**577**	16	**–**	–	**(4)**	33
Other	**33**	(3)	**–**	–	**31**	(23)	**23**	(28)
AngloGold Ashanti	**1,326**	(10)	**332**	7	**386**	(11)	**253**	(6)

NOTE: As highlighted in the last quarterly report, in order to simplify the reporting effect of the gold hedges on the received price, AngloGold Ashanti group financials now show an average received gold price, which is similar across all of its mines. The price received column from this table has therefore been removed.

1 *Refer to note F of "Non-GAAP disclosure" for the definition.*
2 *Refer to note B of "Non-GAAP disclosure" for the definition.*
3 *Variance March 2007 quarter on December 2006 quarter – increase (decrease).*
4 *Attributable.*

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

Adjusted headline earnings were $97m compared with $46m in the previous quarter, which was affected by once-off accounting adjustments.

During the quarter the company continued to deliver into hedge commitments. Notwithstanding a spot gold price that at quarter-end was $27/oz higher than the previous quarter's close, the hedge delta decreased by 570,000 ounces, to 9.59Moz. The received gold price, at $602/oz, while 4% up on that of the prior quarter was 7.4% less than the ruling spot price for the period and well within the guidance provided to the market.

Operationally, production was lower by 10% although in line with company forecasts at 1.3Moz, while total cash costs, at $332/oz, were 7% higher quarter-on-quarter, primarily as a result of the lower gold production that is customary due to holiday closures in the first quarter and a reduction in by-product revenue from uranium in South Africa and sulphuric acid in Brazil.

With the exception of an improved performance from Moab Khotsong, which posted a 7% production increase due to better yields, production across the South African assets was down this quarter, due in large part to the scheduled year-end break and associated fewer production shifts, as well as seismicity concerns at TauTona and reduced face advance at Great Noligwa. Total cash costs, at R72,979/kg, were consequently 16% higher, with Great Noligwa and Moab Khotsong posting respective increases of 55% and 15%, after corrosion in the South Vaal uranium treatment plant, which is being upgraded, led to reduced uranium production and therefore a by-product loss at these operations.

Of the other African operations, Obuasi in Ghana and Yatela in Mali both posted production improvements of 3%, with total cash costs declining 9% at Obuasi and remaining steady at Yatela. The other Malian operations had more difficult quarters, with production 15% lower at Morila due to a grade decline and 38% lower at Sadiola due to both recovery problems and fewer milling shifts. Geita, in Tanzania, also posted a marginal production decrease to 78,000oz, although total cash costs improved 26% after expenditure on equipment rebuilds and contractor services was reduced. Production at Siguiri in Guinea returned to more normal levels of 73,000oz after an exceptional fourth quarter 2006, while Navachab in Namibia reported steady production but lower grades, resulting in a 21% increase in total cash costs.

Regarding the international operations, Cerro Vanguardia in Argentina posted a particularly strong operational improvement, where production was 21% higher in line with the mining plan and total cash costs consequently declined 45%. Production was steady at Serra Grande and marginally lower at AngloGold Ashanti Brasil Mineração in Brazil, while total cash costs at Sunrise Dam in Australia were unchanged quarter-on-quarter in spite of a 3% production decline as a consequence of a planned mill shut-down. Cripple Creek & Victor, in the US, also reported excellent cost management, with total cash costs 7% lower despite a 26% reduction in production, after ore was loaded at greater distance from the leach pad liner.

This quarter unfortunately saw another poor safety performance. Fourteen employees lost their lives at work, while the lost time injury frequency rate deteriorated by 7.5% to 7.86 per million hours worked. In response to this unacceptable outcome, a full safety review has yielded a range of new outcome-based initiatives focused on key areas, which include a focus on fatigue management, production flexibility, skills retention, culture surveys and a renewed focus on fall of ground management. The example set by the CC&V mine in Colorado, which has operated for over three years without a lost-time injury, and with three other operations completing this quarter without a lost-time injury, remains the benchmark to which all operations aspire.

Looking ahead, production for the second quarter is estimated to be 1.39Moz at an average total cash cost of $325/oz, assuming the following exchange rates: R7.30/$, A$/$0.80, BRL2.12/$ and Argentinean peso 3.13/$. Capital expenditure is estimated at $319m and will be managed in line with profitability and cash flow.

Following the partial slope failure at Geita's Nyankanga pit in late January 2007, work continues on optimising the new mine plan, with the operation on track to produce some 400,000 ounces of gold this year. The 2008 outlook for Geita, along with all other operations, will be completed during the latter part of the year.

For the full year, AngloGold Ashanti is targeting gold production of around 5.7Moz at a total cash cost of approximately $320/oz based on the following exchange rates: R7.32/$, A$/$0.79, BRL2.12/$ and Argentinean peso 3.12/$. This represents an increase of $11/oz from previous market guidance and is mainly due to stronger local currency assumptions ($5/oz) and higher royalty assumptions ($5/oz), both arising from an improved gold price outlook for remainder of the year.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, lower face advance this quarter led to volume declining by 18%. Gold production consequently decreased to 3,863kg (124,000oz), despite a 6% higher yield, and total cash costs rose by 55% to R84,059/kg ($362/oz), also as a result of a uranium by-product loss. Adjusted gross profit was 45% lower to R140m ($19m), due to the significant cash cost increase.

The Lost-Time Injury Frequency Rate (LTIFR) was 16.13 lost-time injuries per million hours worked (11.49 for the previous quarter). Regrettably, two people were fatally injured in separate fall of ground incidents during the quarter.

At **Kopanang,** fewer shifts as a consequence of the year-end break led to a 12% decline in volumes and a related 18% decrease in production. Total cash costs accordingly increased 12% to R69,223/kg ($298/oz) and adjusted gross profit, at R157m ($22m), declined by 22%.

The LTIFR was 16.21 (13.75). Regrettably, three people died during the quarter in accidents involving machinery, explosives and a rock inundation.

Production at **Moab Khotsong** rose 7% quarter-on-quarter to 439kg (14,000oz) following better yields. Nevertheless, total cash costs were 15% higher at R134,175/kg ($577/oz) primarily due to a uranium by-product loss. Adjusted gross loss improved 26% to R32m ($4m) as a result of the yield-related production increase.

The LTIFR was 12.27 (9.53). Regrettably, two people died during the quarter, one in an explosives accident and the other as a result of mud rush during backfill operations.

At **Tau Lekoa,** gold production declined 4% to 1,325kg (43,000oz) following a 15% yield decline after inventory depleted during the year-end break in the previous quarter was replaced in the first quarter. Total cash costs consequently increased 14% to R100,102/kg ($431/oz). Adjusted gross profit was R10m ($1m) versus a loss of R25m ($3m) in the previous quarter, due to a significantly improved price received.

The LTIFR was 11.14 (24.22).

At **Mponeng**, a combination of lower volumes and marginally lower yield resulted in a production decrease of 3% to 4,435kg (143,000oz). Total cash costs, at R59,318/kg ($256/oz), were 2% higher after cost savings initiatives partially mitigated the effect of the lower production. Adjusted gross profit increased 25% to R280m ($39m), primarily due to an improved price received.

The LTIFR was 11.96 (12.17). Regrettably, one fatal accident occurred during scraper winch operations.

Production at **Savuka** was 13% lower to 571kg (18,000oz) as a result of fewer shifts associated with the year-end break. Total cash costs accordingly increased 4% to R82,550/kg ($355/oz) and adjusted gross profit decreased 34% to R25m ($3m).

The LTIFR was 10.08 (13.97). Regrettably, one person died in a seismic-related fall of ground.

At **TauTona**, production declined 17% to 2,981kg (96,000oz) after seismicity in the previous quarter stopped the mining of several high-grade panels. Despite this, total cash costs decreased marginally to R64,782/kg ($279/oz) following the implementation of cost savings initiatives. Adjusted gross profit decreased 3% to R143m ($20m).

The LTIFR was 23.71 (17.27).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production improved 21% to 52,000oz, primarily due to higher feed grade. This improvement was in line with the mining plan sequence, and grades at or near this level are expected for the remainder of the year. Total cash costs, at $188/oz, decreased 45% as a result of increases in both gold production and the silver by-product credit, in addition to lower maintenance costs. Adjusted gross profit rose to $14m, versus a loss of $1m in the previous quarter, as a consequence of increases in the quantity of gold sold and the price received, as well as significantly lower total cash costs.

The LTIFR was 2.27 (1.97).

AUSTRALIA

At **Sunrise Dam,** mining continued in the higher grade areas as planned, although tonnes treated were slightly lower as a consequence of a planned mill shut-down, and production accordingly decreased to 148,000oz, or by 3% quarter-on-quarter. Total cash costs, however, remained steady at A$381/oz ($299oz) as a result of higher grades. Adjusted gross profit declined 25% to A$41m ($32m), due in part to a lower price received.

The underground project, where mining continues to access the high-grade Western Shear zone ore, continued to supplement Sunrise Dam production. Development is also accessing further ore in the Dolly, Mako and Watu lodes. During the quarter, 506m of underground capital development and 1,485m of operational development were completed.

The LTIFR was 2.63 (0.00).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, the rainy season negatively affected heap leaching activities, which combined with lower feed grade from the Cuiabá mine, resulted in a production decrease of 4% to 66,000oz. Total cash costs rose 8% to $207/oz, primarily due to a lower acid by-product credit, while adjusted gross profit declined 34% to $21m, mainly as a consequence of a 19% decline in the price received, combined with higher total cash costs.

The LTIFR was 3.15 (2.15).

At **Serra Grande** (50% attributable), gold production remained steady at 24,000oz although total cash costs increased 13% to $233oz due to rising power costs and an increase in the treatment of lower-grade material. Adjusted gross profit remained constant at $8m, as the higher quantity of gold sold offset the effects of both a lower price received and higher total cash costs.

The LTIFR was 2.12 (2.32).

GHANA

At **Iduapriem** (85% attributable), production decreased 31% to 27,000oz after a gearbox problem in the mill reduced tonnage throughput by 37% quarter-on-quarter. Although this problem was resolved near the end of the quarter, total cash costs rose 23% to $449/oz. Adjusted gross profit was 50% higher at $3m, primarily due to an improved price received.

LTIFR was 1.09 (1.12)

At **Obuasi,** despite lower tonnage, improved grades resulted in a 3% production increase to 101,000oz. Consequently, total cash costs decreased 9% to $397/oz, also aided by payroll savings associated with retrenchments undertaken in the previous quarter, as well as savings derived from procurement initiatives. Due in part to an improved price received, adjusted gross profit increased to $5m, compared with a $22m loss in the previous quarter, when a retrenchment cost of $15m negatively impacted profit.

The LTIFR was 1.54 (2.63). Regrettably, three fatal accidents were recorded during the quarter. One employee died in a machinery-related accident, another employee was killed in a fall of ground and the third accident occurred when an employee fell into an excavation.

REPUBLIC OF GUINEA

After an exceptional fourth quarter 2006, production at **Siguiri** (85% attributable) returned to more normal levels in the first quarter of 2007, declining 5% to 73,000oz. This, combined with higher royalty payments, resulted in a total cash cost increase of 11% to $424/oz. Adjusted gross profit was $5m, versus a loss of $3m in the previous quarter, mainly as a result of a higher price received.

The LTIFR was 0.00 (1.23)

MALI

At **Morila** (40% attributable), production decreased 15% to 41,000oz due to a 12% decline in recovered grade, and total cash costs consequently increased 13% to $358/oz. Adjusted gross profit, at $8m, was 38% lower due to declines in both production and the price received.

The LTIFR was 0.00 (1.18). Regrettably, two employees were fatally injured in February when an hydrochloric acid container exploded.

At **Sadiola** (38% attributable), production decreased 38% to 31,000oz due to declines in both tonnage throughput and recovered grades. The 13% decrease in tonnage throughput was the result of a deliberate slowing of the sulphide circuit to improve recoveries, as well as 13% fewer milling shifts than in the previous quarter. Recovery problems on the higher-grade sulphides, combined with a subsequent switch to lower-grade oxides pending resolution of the sulphide recovery problem, resulted in a 27% decline in recovered grade for the quarter. The combined effect on production of lower throughput and grades resulted in a 54% increase in total cash costs to $427/oz, while adjusted gross profit declined 50% to $6m, also due in part to a lower price received.

The LTIFR was 1.79 (0.98).

Production increased 3% at **Yatela** (40% attributable), to 35,000oz after the effect of a planned decline in tonnage stacked, related to 13% fewer production shifts, was offset by the release of higher-grade ounces stacked in the previous quarter. Total cash costs were marginally up at $223/oz. Adjusted gross profit decreased 14% to $12m, primarily due to a lower price received.

The LTIFR was 0.00 (1.66).

NAMIBIA

Gold production at **Navachab** was unchanged quarter-on-quarter at 20,000oz, with an increase in tonnage throughput offsetting the effect of a decline in recovered grade, which nonetheless led to a 21% increase in total cash costs to $368/oz. Higher labour and explosives costs also contributed to the rise in total cash costs. Adjusted gross profit was equal to last quarter's level of $4m.

The LTIFR was 12.83 (0.00).

TANZANIA

Production at **Geita** declined 3% to 78,000oz as a consequence of a 7% decline in tonnage throughput, which was partially offset by an improvement in recovered grade. Tonnage throughput was adversely affected during the quarter by wet ore, mill lubrication system problems and a major shut-down of the primary crusher for planned maintenance. Despite the production decline, total cash costs were 26% lower at $434/oz due to reduced expenditure on equipment rebuilds and contractor services. Adjusted gross loss was $1m, versus a break-even position in the previous quarter, as a result of declines in both production and the price received.

In early February, a slope failure occurred in the Nyankanga pit, which has delayed access to the exposed ore in this area. The mining plan for the Nyankanga pit is currently being revised.

The LTIFR was 0.74 (0.34).

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production decreased 26% to 64,000oz after ore was loaded at greater distance to the leach pad liner. Total cash costs decreased 7% to $242/oz, due in part to reduced contractor costs. Adjusted gross profit was 35% lower to $15m, as a consequence of the production decline.

The LTIFR was 0.00 (0.00). In December, CC&V achieved 40 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted gross profit (loss) is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and interest rate swaps and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $33m ($24m expensed, $9m capitalised) during the first quarter of 2007, compared to $32m ($16m expensed, $16m capitalised) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, at Moab Khotsong, drilling of three surface boreholes intended to further define the geological model of the mine continued, with boreholes MZA9 and MGR7 each obtaining two further intersections of the Vaal Reef.

At Obuasi, in **Ghana**, surface borehole USDD3 was abandoned and USDD2 continued drilling, reaching a depth of 1,837m. The first of four planned long inclined boreholes, which will ultimately replace the surface boreholes and will explore the depths of the Obuasi orebody, has reached a depth of 145m.

In **Australia**, at the Boddington mine, seven diamond drill rigs have been employed in advancing resource conversion and near-mine extension exploration, including the testing of a near-mine geophysical target. Approximately 28,418m of new drilling in 34 holes has been completed.

At Siguiri, in **Guinea**, drilling continued at the Sintroko prospect, which is situated some 8km south of the existing operation and where results to date are encouraging. At the Kintinian prospect, situated 4km north of the mining operation, extension drilling continued. Drilling of the spent heap leach pads was completed during the quarter with a view to upgrading at least a portion of these into an Ore Reserve.

At Block 2, located 20km northwest of the plant, exploration activities were concentrated on drill testing four geochemical targets while diamond drilling continued at the Foulata and Saraya targets to further define mineralisation and structural controls. An airborne electromagnetic survey over all four blocks is scheduled for the second quarter.

At Geita, in **Tanzania**, significant results have been obtained from holes drilled in the Ridge 8 – Star & Comet Gap area, where the mineralisation continues to be open ended down-dip, while extension drilling at Area 3 Central and Area 3 West also returned encouraging results and suggests strike extensions between these two orebodies are likely. Positive results were received from down-dip extension drilling at the Matandani and Kululuma orebodies, where verification of last year's electromagnetic survey has commenced and rotary air blast drilling of some anomalous areas is scheduled to commence in the second quarter.

At Morila in **Mali**, the last three holes of the grant-wide exploration programme were completed during the quarter, bringing the total to 92 holes. The programme, which defined a low-grade, uneconomic north-west trending zone associated with the main pit, has now entered an interpretive desktop phase.

At Sadiola, drilling has focused on upgrading selected portions of the hard sulphides to an Indicated Mineral Resource. This Phase 8 drilling targeted the high-grade portions of the main ore shoot as well as high-grade portions of the footwall bands, which are currently classified as Inferred Mineral Resources. This drilling is expected to be completed in the second quarter. Drilling of lower-priority mineralisation associated with this project will then commence.

At Yatela, 15 holes were drilled to the north-west of the current pit limits to investigate an area shown to be prospective for a minor pit extension. Results proved to be encouraging and further follow-up drilling is currently being planned for this area.

At Navachab, in **Namibia,** positive drilling results have been received from the North Pit area (mineralisation in the vicinity of the main orebody) as well as at the Gecko Central prospect. Stream sediment sampling will commence during the second quarter to cover new target areas and complement previous sampling completed both on and off the exploration lease area.

At Córrego do Sitío, in Brazil, new targets (Paraiso and Paiol) are being defined by drilling.

At Cripple Creek & Victor in the **United States**, drilling in the Mine Life Extension Project area continues at a spacing of 30m to 60m, as results have thus far been encouraging. Drilling focused on the west side of the Altman deposit as well as the Globe Hill deposit where metallurgical core was collected. Development drilling continues in the South Cresson and Southwest Cresson areas to define the final pit depths and refine the high wall designs.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in seven countries (Australia, Colombia, the DRC, China, Laos, the Philippines, and Russia) during the first quarter of 2007. A total of 43,255m of diamond and reverse circulation (RC) drilling was completed, drill testing priority targets in Australia, the DRC, and Colombia.

In **Australia**, encouraging drill results continue to be obtained at the Tropicana JV Project (AngloGold Ashanti 70%, Independence Group 30%) from both the Tropicana and Havana zones. Encouraging results (at more than 1g/t cut-off) received during the quarter from the Tropicana zone included: 12m at 4.03g/t, 20m at 3.28g/t, 13m at 2.71g/t, 14m at 2.92g/t, and 13m at 2.91g/t.

Some exceptional drill results were also received from the southern high grade zone at Havana. At more than 1g/t cut-off, better results included: 17m at 4.56g/t, 26m at 9.35g/t, 8m at 5.4g/t, 15m at 5.34g/t, 15m at 6.86g/t, 15m at 19.8g/t, 23m at 4.26g/t, 8m at 6.01g/t, 22m at 4.9g/t, 17m at 6.73g/t, 13m at 11.8g/t, 11m at 10.5g/t, and 10m at 16.7g/t. Mineralisation at Havana is still open down-dip. Drilling to the south of Havana on broad-spaced sections of 200m x 100 metres has indicated that only weak mineralisation extends to the south.

RC drilling was also completed at the recently-identified Hat Trick anomaly, located 3km north of Tropicana, where assays are pending. Initial aircore drilling was also completed on several prospects located within a 10km radius of Tropicana and Havana. Some encouraging anomalies have been returned along strike to Tropicana-Havana, with priority anomalies scheduled to be drill-tested in the second quarter.

Regional exploration and target generation activities continued in **Colombia** during the first quarter. Drilling also continued on the bulk-tonnage gold target at Gramalote, and first-pass drilling of the new La Colosa gold-copper porphyry prospect was initiated. Significant drill results received during the first quarter from Gramalote included 204m at 1.06g/t (DDH 13), 124m at 0.57g/t (DDH 14), 120m at 0.88g/t (DDH 16), 380m at 1.06g/t (DDH 19), 246m at 0.75g/t (DDH 25) and 142m at 2.62g/t (DDH 27). Drill testing of the joint venture prospects El Carmen and Nechi (with local partner Mineros) and San Martin de Loba (with Bema Gold) are underway, with results pending.

Drilling continued in the Mongbwalu region of the north-eastern **DRC** with one diamond rig and two newly-arrived RC rigs. Diamond drilling focused on defining the resource potential of the mineralised mylonite zone immediately to the south-east of the Nzebi mine, which is no longer in production. The two RC rigs were dedicated to evaluating the shallow, open-pit resource potential of three sectors – Adidi North, Sokomutu and Pluto. Best drill results obtained during the quarter included: 5m at 9.10g/t (RA009) and 5m at 16.53g/t (RA005) from Adidi North, 5.55m at 16.60g/t (DD217) and 2.75m at 18.28g/t (DD 209) at Nzebi, and 5.53m at 8.59g/t (DD 134) in the Adidi mylonite at Pluto.

Regional target generation activities were also initiated in Concession 40. A 15,450 line kilometre airborne magnetic and radiometric survey was completed over the central Mongbwalu area and data processing and interpretation are in progress. Approximately 3,000 line kilometres of airborne time-domain electromagnetic data was also collected during the quarter.

In **Russia**, Trans-Siberian Gold shareholders approved the sale of the Veduga and Bogunay projects to AngloGold Ashanti. Both of these assets will now be incorporated in the Polymetal strategic alliance.

In **China**, activities were focused on obtaining final approvals for the co-operative joint ventures (CJVs) in Xinjiang and Gansu. Negotiations on a third CJV, located in Sichuan province, were also advanced during the quarter. Additionally, AngloGold Ashanti's option to earn-in to Dynasty Gold's interest in the Red Valley CJV was exercised.

In the **Philippines**, work continued on finalising the Mapawa and Outer Siana joint venture agreements with Red 5 Limited. Field mapping and rock chip sampling was carried out in the southern portion of the Outer Siana area.

In **Laos**, regional reconnaissance sampling and mapping programmes were undertaken in ten areas, which were defined from previous targeting exercises in the Truongson and Luang Prabang Fold Belts under the joint venture with Oxiana Limited. Anomalous stream sediment results were returned from three of these areas, with a maximum value of 1.77g/t. A further area returned anomalous rock chip values, with up to 15.6g/t. Follow up field work has commenced in the anomalous areas.

Review of the **gold market**

As in the previous quarter, spot gold traded in a range of $87/oz during the first quarter of 2007, although at the significantly higher price levels of $602/oz to $689/oz versus $561/oz to $649/oz in the fourth quarter of 2006. The spot price remained above the $640/oz level from the end of January through most of the quarter, with only a slight dip in early March.

The average spot price for the quarter of $650/oz represents an increase of 6% over that of the previous quarter and a 17% increase over the average price in the same quarter in 2006.

The rand gold price maintained its strength from 2006, with a first quarter average of R150,686/kg. This marks a 5% increase on that of the previous quarter and is some 15% higher than the 2006 average of R131,373/kg.

PHYSICAL MARKET

During the period under review, gold showed little sign of sustained recovery in volume terms on the consumption side. Italian exports are expected to be weak; with US consumption figures accordingly lower. Middle Eastern and Asian consumers also appear to have been scared off by the gold price increase towards the end of the first quarter, which has continued into the second. European consumption, however, seemed to buck the general trend and remained solid throughout the quarter. Despite the suppressive effect of a fairly consistent rise in the gold price this quarter on consumption, the price increase has, on a positive note, also meant a ratcheting up of the floor at which gold consumers enter the market to sell scrap.

Looking at the remainder of 2007, gold demand is expected to strengthen as consumers grow accustomed to higher price levels. Fabrication demand continues to provide a firm base to the market and there have already been signs of a recovery in jewellery demand when prices stabilise even in the mid-$600/oz range. This seems due to the re-filling of a depleted supply pipeline, especially after a somewhat stronger-than-expected fourth quarter, combined with the continued benefits associated with robust economic growth in major markets such as India and China. Net official selling is also anticipated to stay subdued as sales in 2006 were well below the official quotas of the Central Bank Gold Agreement (CBGA) rules, while scrap supply is forecast to fall year-on-year as a major stock clear-out seems unlikely to be repeated.

In North America, Valentine’s Day showed strong growth with some retailers reporting sales increases of over 20% compared to prior years. In the USA, the largest department store retailer in gold reported sales doubling on those of 2005, publicly stating that their unprecedented group marketing initiative had significant consumer impact and was instrumental in the growth of gold jewellery sales.

CENTRAL BANK SALES

Speculation that the CBGA signatories are unlikely to fulfil their sales quotas for the remaining three years of the Agreement was further enhanced this quarter by a report to the IMF proposing the sale of 400t in order to meet an expected shortfall in IMF annual revenue. The report recommends that potential sales not add to the announced volume of sales from official sources as stipulated by the original CBGA, of which the IMF is a signatory, indicating that the advisory group believes that the other signatories will continue to sell under their limit, making the IMF sale a reasonable way to address its expected revenue shortfall.

In the current CBGA year (September 2006 to September 2007), signatories have sold approximately 6Moz, or 38% of the allowable annual total.

INVESTMENT MARKET

Exchange traded gold holdings grew by nearly 6% in the first quarter of 2007, representing an increase of 36t. World-wide investment in ETFs reached $14bn by the end of March, with two new ETF-like funds launched in India since the beginning of the year. Investor interest in physical gold also remained strong, exemplified by sales of the US Eagle and Buffalo coins by the US Mint equivalent to 129,500oz, up 4% on the same period in 2006.

PRODUCER HEDGING

The 2006 trend of producer de-hedging continued in the first quarter of 2007, with Gold Fields Limited buying back the 1.2Moz Western Areas gold hedge and Lihir Gold Limited announcing both the closure of its 934,500oz hedge book and the early repayment of an outstanding 480,000oz gold loan. While some new gold hedging is being undertaken by producers in association with debt financing obligations, it seems likely that producers will remain net de-hedgers in 2007, which should at least be supportive of the gold price.

CURRENCIES AND GOLD

The rand depreciated nearly 4% over the quarter, opening at R7.00/$ and finishing at R7.30/$, while trading for most of the quarter in a relatively tight band of between R7.30/$ and R7.10/$. In early March, renewed fears of slower global growth saw a high-yield and emerging market currencies sell-off, causing the rand to trade to an intra-quarter high of R7.54/$. These fears proved short-lived, however, and the rand returned to trading below the R7.20/$ level.

Against the Euro, the US dollar has begun to display sustained weakness, trading below the Euro/$1.36 level. This dollar weakness seems likely to persist as interest rate expectations between the two currencies narrow, offering further support to the gold price.

Hedge position

As at 31 March 2007, the group had the following outstanding forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 9.59Moz or 298t (at 31 December 2006: 10.16Moz or 316t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $3.027bn (negative R21.92bn) as at 31 March 2007 (at 31 December 2006: negative $2.903bn or R20.324bn). The value was based on a gold price of $663.20/oz, (some $26.90/oz higher than that of the previous quarter), exchange rates of R7.24/$ and A$/$0.8088 and the prevailing market interest rates and volatilities at that date.

This net delta position reflects a decrease of 0.57Moz or 17.6t during the quarter, as a result of delivering into maturing hedge positions and entering into new long positions as a continuation of the hedge reduction strategy.

The company continues to actively manage its hedge position in a value-accretive manner, whilst actively reducing the overall hedge delta. To this end, further long positions were entered into during the quarter.

These positions as at 31 March were 24,078kg at $657/oz for 2007 and a further 6,758kg at $658/oz for 2008.

For the quarter, the company received a price of $602/oz, which is $48/oz less than the average spot price of $650/oz. The deficit between the received price and the spot price is likely to remain at 8% to 10% for the remainder of the year, provided the gold price continues to trade between $600/oz and $700/oz.

As at 2 May 2007, the marked-to-market value of the hedge book was a negative $3.063bn (negative R21.56bn), based on a gold price of $673.50/oz and exchange rates of R7.038/$ and A$/$0.823 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	14,433	22,817	21,738	14,462	12,931	24,307	110,689
	US$/oz	$309	$314	$316	$347	$397	$418	$351
*Forward contracts (Long)	Amount (kg)	24,078	6,758					30,836
	US$/oz	$657	$658					$657
Put options purchased	Amount (kg)	1,019						1,019
	US$/oz	$291						$291
Put options sold	Amount (kg)	25,925	11,555	3,748	1,882	1,882	5,645	50,637
	US$/oz	$644	$587	$530	$410	$420	$440	$582
Call options purchased	Amount (kg)	12,127	8,568					20,696
	US$/oz	$408	$428					$416
Call options sold	Amount (kg)	44,575	49,575	43,636	34,098	36,810	56,069	264,763
	US$/oz	$517	$476	$484	$471	$495	$580	$508
RAND GOLD								
Forward contracts	Amount (kg)	*350		933				583
	Rand per kg	R292,107		R116,335				R10,647
Put options sold	Amount (kg)	311						311
	Rand per kg	R154,645						R154,645
Call options sold	Amount (kg)	311		2,986	2,986	2,986		9,269
	Rand per kg	R158,503		R202,054	R216,522	R230,990		R214,575

Rounding of figures may result in computational discrepancies.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	9,953	2,177	3,390	3,110			18,631
	A$ per oz	AUD 676	AUD 656	AUD 650	AUD 683			AUD 670
Put options purchased	Amount (kg)	2,488						2,488
	A$ per oz	AUD 839						AUD 839
Put options sold	Amount (kg)	4,354						4,354
	A$ per oz	AUD 809						AUD 809
Call options purchased	Amount (kg)	3,732	3,110	1,244	3,110			11,197
	A$ per oz	AUD 668	AUD 680	AUD 694	AUD 712			AUD 686
Call options sold	Amount (kg)	4,354						4,354
	A$ per oz	AUD 849						AUD 849
** Total net gold:	Delta (kg)	(14,213)	(49,802)	(65,339)	(47,793)	(48,019)	(73,205)	(298,371)
	Delta (oz)	(456,958)	(1,601,169)	(2,100,695)	(1,536,578)	(1,543,844)	(2,353,592)	(9,592,837)
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	32,659	43,545					76,204
	$ per oz	$7.40	$7.66					$7.55
Put options sold	Amount (kg)	32,659	43,545					76,204
	$ per oz	$5.93	$6.19					$6.08
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	32,659	43,545					76,204
	$ per oz	$8.40	$8.64					$8.54

* *Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.*

** *The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2007.*

The following table indicates the group's currency hedge position at 31 March 2007

	Year	2007	2008	2009	2010	2011	2012-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	US$/R							
Put options purchased	Amount ($)	$75,000						$75,000
	US$/R	R7.40						R7.40
Put options sold	Amount ($)	$80,000						$80,000
	US$/R	R7.09						R7.09
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	$125,000						$125,000
	US$/R	R7.60						R7.60
A DOLLAR (000)								
Forward contracts	Amount ($)	73,518	20,000					93,518
	A$/US$	A$0.77	A$0.73					A$0.76
Put options purchased	Amount ($)	50,000						50,000
	A$/US$	A$0.77						A$0.77
Put options sold	Amount ($)	50,000						50,000
	A$/US$	A$0.80						A$0.80
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	50,000						50,000
	A$/US$	A$0.75						A$0.75
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	12,000						12,000
	US$/BRL	BRL2.17						BRL2.17
Put options purchased	Amount ($)	6,000						6,000
	US$/BRL	BRL2.20						BRL2.20
Put options sold	Amount ($)	(6,000)						6,000
	US$/BRL	BRL2.05						BRL2.05
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	6,000						6,000
	US$/BRL	BRL2.23						BRL2.23

Rounding of figures may result in computational discrepancies.

Derivative analysis by accounting designation as at 31 March 2007

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollars (millions)		
Commodity option contracts	(531)	–	(1,160)	(1,691)
Foreign exchange option contracts	–	–	(11)	(11)
Forward sale commodity contracts	(1,071)	(378)	115	(1,334)
Forward foreign exchange contracts	–	2	4	6
Interest rate swaps	(35)	–	37	2
Total hedging contracts	**(1,637)**	**(376)**	**(1,014)**	**(3,027)**
Option component of convertible bonds	–	–	(53)	(53)
Total derivatives	**(1,637)**	**(376)**	**(1,067)**	**(3,080)**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
Revenue	2	**5,668**	5,975	4,456	21,104
Gold income		**5,450**	5,634	4,246	20,137
Cost of sales	3	**(4,220)**	(4,477)	(3,472)	(15,482)
(Loss) profit on non-hedge derivatives and other commodity contracts		**(422)**	482	(1,100)	(1,955)
Gross profit (loss)		**808**	1,639	(327)	2,700
Corporate administration and other expenses		**(203)**	(174)	(127)	(567)
Market development costs		**(23)**	(32)	(26)	(108)
Exploration costs		**(176)**	(116)	(73)	(417)
Other operating expenses	4	**(47)**	(26)	(30)	(129)
Operating special items	5	**14**	(98)	11	(130)
Operating profit (loss)		**373**	1,193	(572)	1,349
Interest received		**73**	69	30	218
Exchange gain (loss)		**3**	(11)	(4)	(17)
Fair value adjustment on option component of convertible bond		**135**	(210)	(233)	137
Finance costs and unwinding of obligations		**(200)**	(246)	(210)	(822)
Share of associates' (loss) profit		**(4)**	2	(4)	(6)
Profit (loss) before taxation		**380**	797	(993)	859
Taxation	6	**(451)**	(676)	(40)	(1,232)
(Loss) profit after taxation from continuing operations		**(71)**	120	(1,032)	(373)
Discontinued operations					
Loss for the period from discontinued operations	7	**(6)**	(1)	(7)	(12)
(Loss) profit for the period		**(77)**	119	(1,039)	(385)
Allocated as follows:					
Equity shareholders		**(133)**	69	(1,079)	(587)
Minority interest		**56**	50	40	202
		(77)	119	(1,039)	(385)
Basic (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [1]		**(45)**	25	(404)	(211)
Loss from discontinued operations [1]		**(2)**	-	(3)	(4)
(Loss) profit		**(47)**	25	(407)	(215)
Diluted (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations [2]		**(45)**	25	(404)	(211)
Loss from discontinued operations [2]		**(2)**	-	(3)	(4)
(Loss) profit		**(47)**	25	(407)	(215)
Dividends					
- Rm					1,246
- cents per Ordinary share					450
- cents per E Ordinary share					120

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may results in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
Revenue	2	**784**	818	724	3,106
Gold income		**754**	770	690	2,964
Cost of sales	3	**(584)**	(612)	(565)	(2,282)
(Loss) on non-hedge derivatives and other commodity contracts		**(19)**	(25)	(188)	(239)
Gross profit (loss)		**150**	133	(63)	443
Corporate administration and other expenses		**(28)**	(24)	(21)	(84)
Market development costs		**(3)**	(4)	(4)	(16)
Exploration costs		**(24)**	(16)	(12)	(61)
Other operating expenses	4	**(7)**	(4)	(4)	(18)
Operating special items	5	**2**	(14)	2	(18)
Operating profit (loss)		**90**	71	(103)	246
Interest received		**10**	10	5	32
Exchange gain (loss)		**-**	(2)	(1)	(2)
Fair value adjustment on option component of convertible bond		**19**	(28)	(39)	16
Finance costs and unwinding of obligations		**(28)**	(34)	(34)	(123)
Share of associates' loss		**(1)**	-	(1)	(1)
Profit (loss) before taxation		**91**	17	(172)	168
Taxation	6	**(62)**	(82)	(7)	(180)
Profit (loss) after taxation from continuing operations		**29**	(65)	(179)	(12)
Discontinued operations					
Loss for the period from discontinued operations	7	**(1)**	-	(1)	(2)
Profit (loss) for the period		**29**	(65)	(180)	(14)
Allocated as follows:					
Equity shareholders		**21**	(72)	(186)	(44)
Minority interest		**8**	7	6	30
		29	(65)	(180)	(14)
Basic earnings (loss) per ordinary share (cents)					
Profit (loss) from continuing operations [1]		**7**	(26)	(70)	(15)
Loss from discontinued operations [1]		**-**	-	-	(1)
Profit (loss)		**7**	(26)	(70)	(16)
Diluted earnings (loss) per ordinary share (cents)					
Profit (loss) from continuing operations [2]		**7**	(26)	(70)	(15)
Loss from discontinued operations [2]		**-**	-	-	(1)
Profit (loss)		**7**	(26)	(70)	(16)
Dividends [3]					
- $m					171
- cents per Ordinary share					62
- cents per E Ordinary share					16

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] Dividends are translated at actual rates on date of payment.

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at March 2007 Unaudited	As at December 2006 Audited	As at March 2006 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**44,282**	42,382	36,927
Intangible assets		**3,073**	2,909	2,419
Investments in associates		**371**	300	214
Other investments		**926**	884	647
Inventories		**2,167**	2,006	1,272
Trade and other receivables		**475**	405	126
Derivatives		**22**	45	171
Deferred taxation		**444**	432	321
Other non-current assets		**340**	313	136
		52,100	49,676	42,233
Current assets				
Inventories		**3,529**	3,424	2,472
Trade and other receivables		**1,550**	1,300	1,670
Derivatives		**4,651**	4,546	4,876
Current portion of other non-current assets		**5**	5	6
Cash restricted for use		**272**	75	21
Cash and cash equivalents		**2,908**	3,467	1,419
		12,915	12,817	10,464
Non-current assets held for sale		**113**	123	100
		13,029	12,940	10,564
TOTAL ASSETS		**65,129**	62,616	52,797
EQUITY AND LIABILITIES				
Share capital and premium	10	**22,196**	22,083	19,070
Retained earnings and other reserves	11	**(970)**	(1,188)	(4,681)
Shareholders' equity		**21,227**	20,895	14,389
Minority interests	12	**481**	436	384
Total equity		**21,708**	21,331	14,773
Non-current liabilities				
Borrowings		**9,010**	9,963	10,798
Environmental rehabilitation and other provisions		**2,927**	2,785	2,271
Provision for pension and post-retirement benefits		**1,193**	1,181	1,252
Trade, other payables and deferred income		**138**	150	80
Derivatives		**1,827**	1,984	2,928
Deferred taxation		**7,832**	7,722	6,866
		22,927	23,785	24,195
Current liabilities				
Current portion of borrowings		**1,714**	413	871
Trade, other payables and deferred income		**3,934**	3,701	2,874
Derivatives		**13,384**	12,152	9,212
Taxation		**1,462**	1,234	872
		20,494	17,500	13,829
Total liabilities		**43,421**	41,285	38,024
TOTAL EQUITY AND LIABILITIES		**65,129**	62,616	52,797
Net asset value - cents per share		**7,730**	7,607	5,572

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at March 2007 Unaudited	As at December 2006 Audited	As at March 2006 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**6,069**	6,054	5,986
Intangible assets		**421**	415	392
Investments in associates		**51**	43	35
Other investments		**127**	126	105
Inventories		**297**	287	206
Trade and other receivables		**65**	58	20
Derivatives		**3**	6	28
Deferred taxation		**61**	62	52
Other non-current assets		**47**	44	22
		7,141	7,095	6,846
Current assets				
Inventories		**484**	489	401
Trade and other receivables		**212**	185	271
Derivatives		**638**	649	790
Current portion of other non-current assets		**1**	1	1
Cash restricted for use		**37**	11	3
Cash and cash equivalents		**399**	495	230
		1,770	1,830	1,697
Non-current assets held for sale		**16**	18	16
		1,786	1,848	1,713
TOTAL ASSETS		**8,927**	8,943	8,559
EQUITY AND LIABILITIES				
Share capital and premium	10	**3,042**	3,154	3,091
Retained earnings and other reserves	11	**(133)**	(169)	(758)
Shareholders' equity		**2,909**	2,985	2,333
Minority interests	12	**66**	62	62
Total equity		**2,975**	3,047	2,395
Non-current liabilities				
Borrowings		**1,235**	1,423	1,750
Environmental rehabilitation and other provisions		**401**	398	368
Provision for pension and post-retirement benefits		**164**	169	203
Trade, other payables and deferred income		**19**	21	13
Derivatives		**250**	283	475
Deferred taxation		**1,074**	1,103	1,113
		3,142	3,397	3,922
Current liabilities				
Current portion of borrowings		**235**	59	141
Trade, other payables and deferred income		**539**	528	466
Derivatives		**1,834**	1,736	1,493
Taxation		**200**	176	141
		2,809	2,499	2,242
Total liabilities		**5,951**	5,896	6,164
TOTAL EQUITY AND LIABILITIES		**8,927**	8,943	8,559
Net asset value - cents per share		**1,059**	1,087	903

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
Cash flow from operating activities				
Receipts from customers	**5,431**	5,906	4,800	21,237
Payments to suppliers and employees	**(3,339)**	(3,289)	(3,246)	(12,438)
Cash generated from operations	**2,092**	2,617	1,554	8,799
Cash (utilised) generated by discontinued operations	**(10)**	7	(11)	(6)
Taxation paid	**(332)**	(553)	(90)	(968)
Net cash inflow from operating activities	**1,750**	2,071	1,453	7,825
Cash flows from investing activities				
Capital expenditure	**(1,417)**	(1,861)	(961)	(5,533)
Proceeds from disposal of tangible assets	**17**	322	11	393
Proceeds from disposal of assets of discontinued operations	**2**	23	10	63
Other investments acquired	**(40)**	(47)	(5)	(471)
Associate loans and acquisitions	**(63)**	4	-	(63)
Proceeds from disposal of investments	**21**	2	17	449
Cash restricted for use	**(189)**	(29)	30	(19)
Interest received	**60**	55	18	173
Loans advanced	**(26)**	(5)	-	(5)
Repayment of loans advanced	**1**	2	2	38
Net cash outflow from investing activities	**(1,634)**	(1,533)	(877)	(4,975)
Cash flows from financing activities				
Proceeds from issue of share capital	**104**	7	23	3,068
Share issue expenses	**-**	-	-	(32)
Proceeds from borrowings	**185**	619	329	1,525
Repayment of borrowings	**(143)**	(321)	(369)	(3,957)
Finance costs	**(212)**	(82)	(251)	(586)
Dividends paid	**(694)**	(55)	(183)	(913)
Net cash (outflow) inflow from financing activities	**(760)**	168	(451)	(895)
Net (decrease) increase in cash and cash equivalents	**(643)**	706	125	1,955
Translation	**84**	(109)	(33)	184
Cash and cash equivalents at beginning of period	**3,467**	2,871	1,328	1,328
Net cash and cash equivalents at end of period	**2,908**	3,467	1,419	3,467
Cash generated from operations				
Profit (loss) before taxation	**380**	797	(993)	859
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**958**	304	1,582	4,590
Amortisation of tangible assets	**948**	1,215	859	4,059
Finance costs and unwinding of obligations	**200**	246	210	822
Deferred stripping	**(100)**	(34)	(107)	(528)
Interest receivable	**(73)**	(69)	(30)	(218)
Operating special items	**(14)**	98	(11)	161
Amortisation of intangible assets	**4**	4	3	13
Fair value adjustment on option components of convertible bond	**(135)**	210	233	(137)
Environmental, rehabilitation and other expenditure	**(14)**	(133)	(69)	(160)
Other non-cash movements	**146**	109	156	213
Movements in working capital	**(208)**	(130)	(280)	(875)
	2,092	2,617	1,554	8,799
Movements in working capital				
(Increase) decrease in inventories	**(302)**	156	(145)	(1,852)
(Increase) decrease in trade and other receivables	**(251)**	181	(80)	(27)
Increase (decrease) in trade and other payables	**345**	(467)	(55)	1,004
	(208)	(130)	(280)	(875)

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
Cash flow from operating activities				
Receipts from customers	**753**	804	777	3,134
Payments to suppliers and employees	**(465)**	(450)	(524)	(1,853)
Cash generated from operations	**288**	354	253	1,281
Cash (utilised) generated by discontinued operations	**(1)**	1	(2)	(1)
Taxation paid	**(46)**	(80)	(15)	(143)
Net cash inflow from operating activities	**240**	275	236	1,137
Cash flows from investing activities				
Capital expenditure	**(196)**	(260)	(156)	(817)
Proceeds from disposal of tangible assets	**2**	46	2	57
Proceeds from disposal of assets of discontinued operations	**-**	3	2	9
Other investments acquired	**(5)**	(8)	(1)	(71)
Associate loans and acquisitions	**(9)**	1	-	(9)
Proceeds from disposal of investments	**3**	-	3	66
Cash restricted for use	**(26)**	(5)	5	(3)
Interest received	**8**	7	3	25
Loans advanced	**(4)**	(1)	-	(1)
Repayment of loans advanced	**-**	-	-	6
Net cash outflow from investing activities	**(226)**	(216)	(143)	(738)
Cash flows from financing activities				
Proceeds from issue of share capital	**14**	1	4	512
Share issue expenses	**-**	-	-	(5)
Proceeds from borrowings	**26**	86	54	226
Repayment of borrowings	**(20)**	(29)	(60)	(623)
Finance costs	**(29)**	(10)	(41)	(88)
Dividends paid	**(94)**	(8)	(29)	(132)
Net cash (outflow) inflow from financing activities	**(103)**	40	(73)	(110)
Net (decrease) increase in cash and cash equivalents	**(89)**	99	20	289
Translation	**(8)**	26	1	(3)
Cash and cash equivalents at beginning of period	**495**	370	209	209
Net cash and cash equivalents at end of period	**399**	495	230	495
Cash generated from operations				
Profit (loss) profit before taxation	**91**	17	(172)	168
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**93**	134	266	627
Amortisation of tangible assets	**131**	167	141	597
Finance costs and unwinding of obligations	**28**	34	34	123
Deferred stripping	**(14)**	(12)	(17)	(75)
Interest receivable	**(10)**	(10)	(5)	(32)
Operating special items	**(2)**	14	(2)	22
Amortisation of intangible assets	**-**	-	-	2
Fair value adjustment on option components of convertible bond	**(19)**	28	39	(16)
Environmental, rehabilitation and other expenditure	**(2)**	(18)	(10)	(22)
Other non-cash movements	**23**	16	26	27
Movements in working capital	**(31)**	(16)	(47)	(140)
	288	354	253	1,281
Movements in working capital				
Increase in inventories	**(10)**	(57)	(41)	(211)
(Increase) decrease in trade and other receivables	**(27)**	1	(20)	19
Increase (decrease) in trade and other payables	**6**	40	14	52
	(31)	(16)	(47)	(140)

Rounding of figures may results in computational discrepancies.

Group **operating results**

		Quarter ended			Year	Quarter ended			Year
		Mar	Dec	Mar	Dec	Mar	Dec	Mar	Dec
		2007	2006	2006	2006	2007	2006	2006	2006
		Unaudited				Unaudited			
		Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Milled	- 000 tonnes / - 000 tons	**3,088**	3,296	3,236	13,489	**3,404**	3,633	3,567	14,870
Yield	- g / t / - oz / t	**7.22**	7.47	7.12	7.20	**0.211**	0.218	0.208	0.210
Gold produced	- kg / - oz (000)	**22,296**	24,611	23,055	97,112	**717**	791	741	3,123
SURFACE AND DUMP RECLAMATION									
Treated	- 000 tonnes / - 000 tons	**3,051**	3,029	2,769	12,414	**3,364**	3,339	3,052	13,684
Yield	- g / t / - oz / t	**0.46**	0.52	0.55	0.50	**0.013**	0.015	0.016	0.015
Gold produced	- kg / - oz (000)	**1,407**	1,569	1,517	6,246	**45**	50	49	201
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	**39,640**	44,614	41,911	173,178	**43,696**	49,179	46,199	190,897
Treated	- 000 tonnes / - 000 tons	**6,262**	7,242	6,253	26,739	**6,903**	7,983	6,892	29,475
Stripping ratio	- t (mined total - mined ore) / t mined ore	**5.00**	4.51	4.79	4.82	**5.00**	4.51	4.79	4.82
Yield	- g / t / - oz / t	**2.25**	2.13	2.20	2.14	**0.066**	0.062	0.064	0.063
Gold in ore	- kg / - oz (000)	**12,571**	9,240	14,587	39,983	**404**	297	469	1,285
Gold produced	- kg / - oz (000)	**14,083**	15,451	13,726	57,334	**453**	497	441	1,843
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	**14,942**	15,534	15,348	63,519	**16,471**	17,124	16,918	70,018
Placed [1]	- 000 tonnes / - 000 tons	**5,180**	5,888	5,562	23,329	**5,710**	6,490	6,131	25,716
Stripping ratio	- t (mined total - mined ore) / t mined ore	**1.98**	1.84	1.78	1.83	**1.98**	1.84	1.78	1.83
Yield [2]	- g / t / - oz / t	**0.73**	0.73	0.78	0.78	**0.021**	0.021	0.023	0.023
Gold placed [3]	- kg / - oz (000)	**3,765**	4,295	4,356	18,162	**121**	138	140	584
Gold produced	- kg / - oz (000)	**3,453**	4,066	3,369	14,561	**111**	131	108	468
TOTAL									
Gold produced	- kg / - oz (000)	**41,239**	45,697	41,667	175,253	**1,326**	1,469	1,340	5,635
Gold sold	- kg / - oz (000)	**41,558**	45,866	42,164	173,639	**1,336**	1,475	1,356	5,583
Price received	- R / kg / - $ / oz - sold	**139,953**	135,628	107,903	126,038	**602**	578	545	577
Total cash costs	- R / kg / - $ / oz - produced	**76,991**	72,422	61,023	67,133	**332**	309	309	308
Total production costs	- R / kg / - $ / oz - produced	**99,905**	98,145	82,287	90,345	**430**	419	417	414
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	**375**	438	381	412	**12.05**	14.07	12.26	13.25
Actual	- g / - oz	**334**	372	338	358	**10.74**	11.97	10.86	11.49
CAPITAL EXPENDITURE	- Rm / - $m	**1,417**	1,861	961	5,533	**196**	260	156	817

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may results in computational discrepancies.

Statement of **recognised income and expense**

	Quarter ended March 2007 Unaudited	Year ended December 2006 Audited	Quarter ended March 2006 Unaudited
		SA Rand million	
Actuarial gain on pension and post-retirement benefits	**-**	283	-
Net loss on cash flow hedges removed from equity and reported in income	**215**	1,274	193
Net loss on cash flow hedges	**(304)**	(1,604)	(745)
Gain on available-for-sale financial assets	**38**	78	15
Deferred taxation on items above	**52**	50	151
Net exchange translation differences	**971**	2,292	(525)
Net income recognised directly in equity	**972**	2,373	(911)
Loss for the year	**(77)**	(385)	(1,039)
Total recognised income (expense) for the period	**895**	1,988	(1,950)
Attributable to:			
Equity shareholders	**825**	1,755	(1,978)
Minority interest	**70**	233	28
	895	1,988	(1,950)
		US Dollar million	
Actuarial gain on pension and post-retirement benefits	**-**	42	-
Net loss on cash flow hedges removed from equity and reported in income	**32**	217	31
Net loss on cash flow hedges	**(42)**	(229)	(121)
Gain on available-for-sale financial assets	**5**	12	3
Deferred taxation on items above	**7**	8	26
Net exchange translation differences	**96**	281	(86)
Net income recognised directly in equity	**98**	331	(147)
Profit (loss) for the year	**29**	(14)	(180)
Total recognised income (expense) for the period	**127**	317	(327)
Attributable to:			
Equity shareholders	**119**	289	(333)
Minority interest	**8**	28	6
	127	317	(327)

Rounding of figures may results in computational discrepancies.

Segmental reporting

for the quarter ended 31 March 2007

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
	SA Rand million				US Dollar million			
Gold income								
South Africa	**2,195**	2,390	1,931	9,151	**304**	326	314	1,347
Argentina	**230**	175	168	841	**32**	24	27	125
Australia	**681**	623	309	1,851	**94**	86	50	271
Brazil	**535**	465	304	1,558	**74**	63	49	228
Ghana	**430**	453	453	1,781	**59**	62	73	263
Guinea	**328**	331	188	960	**45**	46	30	141
Mali	**560**	574	445	2,146	**78**	78	72	317
Namibia	**101**	80	74	336	**14**	11	12	50
Tanzania	**221**	257	246	857	**31**	35	40	127
USA	**169**	286	129	656	**23**	39	21	95
	5,450	5,634	4,246	20,137	**754**	770	690	2,964
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts								
South Africa	**800**	872	623	3,746	**110**	118	101	549
Argentina	**105**	(12)	55	245	**15**	(2)	9	37
Australia	**232**	308	133	934	**32**	43	22	137
Brazil	**254**	329	134	946	**35**	45	22	138
Ghana	**64**	(108)	35	(186)	**9**	(15)	5	(26)
Guinea	**43**	(19)	29	19	**6**	(2)	5	4
Mali	**183**	287	179	986	**25**	39	30	146
Namibia	**29**	32	33	148	**4**	4	5	22
Tanzania	**(6)**	(2)	15	(19)	**(1)**	-	2	(2)
USA	**107**	167	10	167	**15**	23	2	23
Other	**25**	105	(6)	221	**3**	16	(1)	30
	1,836	1,959	1,240	7,207	**253**	269	201	1,058
Cash gross profit (loss) [1]								
South Africa	**1,180**	1,382	981	5,366	**163**	188	159	788
Argentina	**154**	63	100	465	**21**	9	16	69
Australia	**311**	391	175	1,179	**43**	54	28	173
Brazil	**311**	399	169	1,136	**43**	55	28	165
Ghana	**183**	28	181	396	**25**	4	29	60
Guinea	**109**	79	84	282	**15**	11	14	42
Mali	**230**	364	232	1,274	**32**	50	38	188
Namibia	**39**	43	42	192	**5**	6	7	28
Tanzania	**67**	78	65	246	**9**	11	10	37
USA	**164**	226	61	432	**23**	31	10	62
Other	**47**	105	9	268	**7**	15	2	40
	2,792	3,158	2,099	11,236	**386**	434	341	1,652

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.

Rounding of figures may results in computational discrepancies.

Segmental reporting (continued)

	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
	kg				oz (000)			
Gold production								
South Africa	**17,626**	20,019	18,963	79,427	**567**	644	610	2,554
Argentina	**1,603**	1,346	1,632	6,683	**52**	43	52	215
Australia	**4,605**	4,746	2,821	14,450	**148**	153	91	465
Brazil	**2,801**	2,904	2,263	10,551	**90**	93	73	339
Ghana	**3,975**	4,411	4,896	18,399	**128**	142	157	592
Guinea	**2,270**	2,406	1,776	7,948	**73**	77	57	256
Mali	**3,354**	4,110	4,028	16,700	**108**	132	130	537
Namibia	**614**	617	678	2,690	**20**	20	22	86
Tanzania	**2,412**	2,478	2,626	9,588	**78**	80	84	308
USA	**1,980**	2,661	1,984	8,817	**64**	86	64	283
	41,239	45,697	41,667	175,253	**1,326**	1,469	1,340	5,635

	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited	Quarter ended March 2007 Unaudited	Quarter ended December 2006 Unaudited	Quarter ended March 2006 Unaudited	Year ended December 2006 Audited
	SA Rand million				US Dollar million			
Capital expenditure								
South Africa	**473**	695	407	2,116	**66**	97	66	313
Argentina	**24**	45	45	129	**3**	6	7	19
Australia	**343**	295	60	584	**47**	42	10	86
Brazil	**264**	333	220	1,258	**37**	45	36	186
Ghana	**192**	236	106	656	**27**	33	17	97
Guinea	**14**	27	29	110	**2**	4	5	16
Mali	**12**	22	6	44	**2**	3	1	6
Namibia	**3**	18	5	33	**-**	3	1	5
Tanzania	**25**	119	52	452	**3**	16	8	67
USA	**48**	29	27	89	**7**	4	4	13
Other	**19**	41	4	62	**3**	6	1	9
	1,417	1,861	961	5,533	**196**	260	156	817

	As at March 2007 Unaudited	As at December 2006 Audited	As at March 2006 Unaudited	As at March 2007 Unaudited	As at December 2006 Audited	As at March 2006 Unaudited
	SA Rand million			US Dollar million		
Total assets						
South Africa	**15,296**	15,392	15,546	**2,097**	2,199	2,520
Argentina	**2,007**	1,876	1,676	**275**	268	272
Australia	**7,293**	6,447	4,824	**1,000**	921	782
Brazil	**4,309**	3,961	2,767	**591**	566	449
Ghana	**13,415**	12,456	11,130	**1,839**	1,779	1,804
Guinea	**2,073**	1,974	1,729	**284**	282	280
Mali	**2,535**	2,350	1,984	**347**	336	322
Namibia	**457**	424	329	**63**	61	53
Tanzania	**10,049**	9,642	7,810	**1,377**	1,377	1,266
USA	**3,699**	3,566	2,682	**507**	509	435
Other	**3,996**	4,528	2,320	**547**	645	376
	65,129	62,616	52,797	**8,927**	8,943	8,559

Rounding of figures may results in computational discrepancies.

Notes

for the quarter ended 31 March 2007

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2007.

2. Revenue

	Quarter ended			Year ended	Quarter ended			Year ended
	March 2007	**Dec 2006**	**March 2006**	**Dec 2006**	**March 2007**	**Dec 2006**	**March 2006**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Revenue consists of the following principal categories:								
Gold income	**5,450**	5,634	4,246	20,137	**754**	770	690	2,964
By-products (note 3)	**145**	272	181	749	**20**	38	29	110
Interest received	**73**	69	30	218	**10**	10	5	32
	5,668	5,975	4,456	21,104	**784**	818	724	3,106

3. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	March 2007	**Dec 2006**	**March 2006**	**Dec 2006**	**March 2007**	**Dec 2006**	**March 2006**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	**(3,195)**	(3,403)	(2,644)	(11,994)	**(442)**	(466)	(430)	(1,770)
By-products (note 2)	**145**	272	181	749	**20**	38	29	110
	(3,050)	(3,131)	(2,463)	(11,245)	**(422)**	(428)	(401)	(1,660)
Other cash costs	**(177)**	(172)	(118)	(594)	**(25)**	(24)	(19)	(86)
Total cash costs	**(3,227)**	(3,303)	(2,581)	(11,839)	**(447)**	(452)	(420)	(1,746)
Retrenchment costs	**(7)**	(114)	(12)	(152)	**(1)**	(16)	(2)	(22)
Rehabilitation and other non-cash costs	**(20)**	122	(38)	35	**(3)**	17	(6)	3
Production costs	**(3,254)**	(3,295)	(2,631)	(11,956)	**(451)**	(451)	(428)	(1,765)
Amortisation of tangible assets	**(948)**	(1,215)	(859)	(4,059)	**(131)**	(167)	(141)	(597)
Amortisation of intangible assets	**(4)**	(4)	(3)	(13)	**–**	–	–	(2)
Total production costs	**(4,206)**	(4,514)	(3,493)	(16,028)	**(582)**	(618)	(569)	(2,364)
Inventory change	**(14)**	37	21	546	**(2)**	6	4	82
	(4,220)	(4,477)	(3,472)	(15,482)	**(584)**	(612)	(565)	(2,282)

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Year ended	Quarter ended			Year ended
	March	Dec	March	Dec	March	Dec	March	Dec
	2007	2006	2006	2006	2007	2006	2006	2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Pension and medical defined benefit provisions	**(25)**	1	(21)	(57)	**(4)**	–	(3)	(8)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**(21)**	(30)	(8)	(67)	**(3)**	(4)	(1)	(9)
Miscellaneous	**(1)**	3	(1)	(5)	**–**	–	–	(1)
	(47)	(26)	(30)	(129)	**(7)**	(4)	(4)	(18)

5. Operating special items

	Quarter ended			Year ended	Quarter ended			Year ended
	March	Dec	March	Dec	March	Dec	March	Dec
	2007	2006	2006	2006	2007	2006	2006	2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
(Under) over provision of indirect taxes	**–**	(118)	7	(202)	**–**	(16)	1	(28)
Performance related option expense	**–**	(129)	–	(129)	**–**	(19)	–	(19)
Cost of E-shares issued to Izingwe (Pty) Ltd, a Black Economic Empowerment company	**–**	(131)	–	(131)	**–**	(19)	–	(19)
Impairment of tangible assets	**(1)**	(41)	(2)	(44)	**–**	(6)	–	(6)
Profit on disposal of assets and recovery of loan	**15**	321	6	376	**2**	46	1	54
	14	(98)	11	(130)	**2**	(14)	2	(18)

Rounding of figures may result in computational discrepancies.

6. Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	March	Dec	March	Dec	March	Dec	March	Dec
	2007	2006	2006	2006	2007	2006	2006	2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Current tax								
Normal taxation	**(445)**	(261)	(222)	(1,370)	**(60)**	(37)	(36)	(201)
Disposal of tangible assets (note 8)	**(4)**	(2)	(4)	(13)	**(1)**	–	(1)	(2)
Under provision prior year [(1)]	**(75)**	(49)	–	(49)	**(11)**	(7)	–	(7)
	(524)	(312)	(226)	(1,432)	**(72)**	(44)	(37)	(210)
Deferred taxation								
Temporary differences	**(5)**	(73)	(15)	(215)	**–**	(7)	(3)	(30)
Unrealised non-hedge derivatives and other commodity contracts	**82**	37	202	742	**11**	15	33	106
Impairment and disposal of tangible assets (note 8)	**(4)**	(57)	–	(56)	**(1)**	(8)	–	(8)
Change in estimated deferred taxation	**–**	(271)	–	(271)	**–**	(38)	–	(38)
	73	(364)	187	200	**10**	(38)	30	30
Total taxation	**(451)**	(676)	(40)	(1,232)	**(62)**	(82)	(7)	(180)

(1) The prior year under provision of $11m (R75m) mainly relates to an adjustment in respect of World Gold Council levies relating to our non-South African operations.

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Year ended	Quarter ended			Year ended
	March	Dec	March	Dec	March	Dec	March	Dec
	2007	2006	2006	2006	2007	2006	2006	2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**2**	6	6	26	**–**	1	1	4
Cost of Sales	**(5)**	(19)	(5)	(39)	**(1)**	(3)	(1)	(6)
Gross (loss) profit	**(3)**	(13)	1	(13)	**(1)**	(2)	–	(2)
Taxation	**(3)**	12	(8)	1	**–**	2	(1)	–
Loss from discontinued operations	**(6)**	(1)	(7)	(12)	**(1)**	–	(1)	(2)

Rounding of figures may result in computational discrepancies.

8. Headline (loss) earnings

	Quarter ended			Year ended	Quarter ended			Year ended
	March 2007	Dec 2006	March 2006	Dec 2006	March 2007	Dec 2006	March 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:								
(Loss) profit attributable to equity shareholders	**(133)**	69	(1,079)	(587)	**21**	(72)	(186)	(44)
Impairment of tangible assets (note 5)	**1**	41	2	44	**–**	6	–	6
(Profit) loss on disposal of assets	**6**	(321)	(6)	(376)	**1**	(46)	(1)	(54)
Taxation on items above – current portion (note 6)	**4**	2	4	13	**1**	–	1	2
Taxation on items above – deferred portion (note 6)	**4**	57	–	56	**1**	8	–	8
Net loss from discontinued operations (note 7)	**6**	1	7	12	**1**	–	1	2
Headline (loss) earnings	**(112)**	(150)	(1,072)	(838)	**24**	(103)	(185)	(80)
Cents per share (1)								
Headline (loss) earnings	**(40)**	(54)	(404)	(307)	**9**	(37)	(70)	(29)

(1) Calculated on the basic weighted average number of ordinary shares.

9. Shares

	Quarter ended			Year ended
	March 2007	Dec 2006	March 2006	Dec 2006
Authorised:				
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	–	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000
Issued and fully-paid:				
Ordinary shares in issue	**276,688,382**	276,236,153	265,117,213	276,236,153
E ordinary shares in issue	**4,149,230**	4,185,770	–	4,185,770
Total ordinary shares:	**280,837,612**	280,421,923	265,117,213	280,421,923
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:				
Ordinary shares	**276,426,639**	275,598,456	264,581,077	272,214,937
E Ordinary shares	**4,167,212**	773,762	–	194,954
Fully vested options	**600,219**	304,280	483,291	398,326
Weighted average number of shares	**281,194,070**	276,676,498	265,064,368	272,808,217
Dilutive potential of share options	**641,741**	–	509,716	–
Diluted number of ordinary shares (1)	**281,835,811**	276,676,498	265,574,084	272,808,217

(1) The Basic and diluted number of ordinary shares are the same for December 2006 quarter and the year ended 2006 as the effects of shares for performance related options are anti-dilutive.

Rounding of figures may result in computational discrepancies.

10. Ordinary share capital and premium

	As at			As at		
	March 2007	**Dec 2006**	**March 2006**	**March 2007**	**Dec 2006**	**March 2006**
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**23,045**	19,362	19,360	**3,292**	3,055	3,055
Ordinary shares issued	**109**	3,330	23	**15**	550	4
E ordinary shares (cancelled) issued	**(4)**	353	–	**(1)**	50	–
Translation	**–**	–	–	**(133)**	(363)	83
Sub-total	**23,150**	23,045	19,382	**3,173**	3,292	3,142
Redeemable preference shares held within the group	**(312)**	(312)	(312)	**(43)**	(45)	(51)
Ordinary shares held within the group	**(293)**	(297)	–	**(40)**	(43)	–
E Ordinary shares held within the group	**(349)**	(353)	–	**(48)**	(50)	–
Balance at end of period	**22,196**	22,083	19,070	**3,042**	3,154	3,091

11. Retained earnings and other reserves

	Retained Earnings	**Non-distributable reserves**	**Foreign currency translation reserve**	**Actuarial gains (losses)**	**Other Comprehensive income**	**Total**
	SA Rand million					
Balance at December 2005	1,115	138	(1,910)	(227)	(1,655)	(2,539)
Loss attributable to equity shareholders	(1,079)					(1,079)
Dividends	(164)					(164)
Net loss on cash flow hedges removed from equity and reported in income					191	191
Net loss on cash flow hedges					(738)	(738)
Deferred taxation on cash flow hedges					151	151
Gain on available-for-sale financial assets					15	15
Translation			(553)		36	(517)
Balance at March 2006	(129)	138	(2,464)	(227)	(2,000)	(4,681)
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Loss attributable to equity shareholders	(133)					(133)
Dividends	(668)					(668)
Net loss on cash flow hedges removed from equity and reported in income					211	211
Net loss on cash flow hedges					(301)	(301)
Deferred taxation on cash flow hedges					64	64
Gain on available for sale financial assets					38	38
Deferred taxation on available-for-sale financial assets					(12)	(12)
Share-based payment for share awards					61	61
Translation			1,053		(93)	960
Balance at March 2007	(1,017)	138	1,489	(45)	(1,535)	(970)

Rounding of figures may result in computational discrepancies.

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
			US Dollar million			
Balance at December 2005	(58)	22	(66)	(36)	(261)	(399)
Loss attributable to equity shareholders	(186)					(186)
Dividends	(26)					(26)
Net loss on cash flow hedges removed from equity and reported in income					31	31
Net loss on cash flow hedges					(120)	(120)
Deferred taxation on cash flow hedges					26	26
Gain on available-for-sale financial assets					3	3
Translation			(93)	(1)	(3)	(87)
Balance at March 2006	(270)	22	(149)	(37)	(324)	(758)
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Profit attributable to equity shareholders	21					21
Dividends	(90)					(90)
Net loss on cash flow hedges removed from equity and reported in income					31	31
Net loss on cash flow hedges					(41)	(41)
Deferred taxation on cash flow hedges					9	9
Gain on available-for-sale financial assets					5	5
Deferred taxation on available-for-sale financial assets					(2)	(2)
Share-based payment for share awards					7	7
Translation		(1)	102	–	(4)	97
Balance at March 2007	(279)	19	343	(6)	(210)	(133)

12. Minority interests

	As at			As at		
	March 2007	**Dec 2006**	**March 2006**	**March 2007**	**Dec 2006**	**March 2006**
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**436**	374	374	**62**	59	59
Profit for the period	**56**	202	40	**8**	30	6
Dividends paid	**(25)**	(171)	(18)	**(4)**	(25)	(3)
Net loss on cash flow hedges removed from equity and reported in income	**4**	10	2	**1**	2	–
Net loss on cash flow hedges	**(3)**	(12)	(7)	**(1)**	(2)	(1)
Translation	**13**	33	(7)	–	(2)	1
Balance at end of period	**481**	436	384	**66**	62	62

13. Exchange rates

	March 2007	**Dec 2006**	**March 2006**
	Unaudited	Unaudited	Unaudited
Rand/US dollar average for the year to date	**7.22**	6.77	6.15
Rand/US dollar average for the quarter	**7.22**	7.31	6.15
Rand/US dollar closing	**7.30**	7.00	6.17
Rand/Australian dollar average for the year to date	**5.68**	5.10	4.55
Rand/Australian dollar average for the quarter	**5.68**	5.63	4.55
Rand/Australian dollar closing	**5.90**	5.53	4.39
BRL/US dollar average for the year to date	**2.11**	2.18	2.19
BRL/US dollar average for the quarter	**2.11**	2.15	2.19
BRL/US dollar closing	**2.15**	2.14	2.17

Rounding of figures may result in computational discrepancies.

14. Capital commitments

	March 2007	Dec 2006	March 2006	March 2007	Dec 2006	March 2006
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**2,966**	2,475	2,101	**407**	354	341

***Liquidity and capital resources**:*

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.

15. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 31 March 2007 are detailed below:

Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft, which belongs to Stilfontein. Following an attempt by DRDGold to liquidate its North West operations and avoid incurring pumping cost, AngloGold Ashanti Limited launched an urgent application against DRDGold and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.

The three mining companies, Simmer and Jack Mines, Harmony Gold Mining Company and AngloGold Ashanti, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The group responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.

Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goias, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the first assessment is approximately $29m. In May 2006 MSG signed the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes.

In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $18m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company's attributable share of the assessment is approximately $6m.

VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.

Social security payments – Brazil – AngloGold Ashanti Brasil Mineração is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.

16. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $37m at 31 March 2007 (31 December 2006: attributable $34m). The last audited value added tax return was for the period ended 31 December 2006 and at the balance sheet date an attributable $27m was still outstanding and $10m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $10m at 31 March 2007 (31 December 2006: attributable $11m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $3m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to March 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $15m at 31 March 2007 (31 December 2006: $14m). The last audited value added tax return was for the period ended 30 November 2006 and at the balance sheet date $14m was still outstanding and $1m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.

- Reimbursable fuel duties from the Tanzanian government amounts to $22m at 31 March 2007 (31 December 2006: $18m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $13m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $9m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 5%.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 13 February 2007, the AngloGold Ashanti board approved a project to develop the Mponeng mine below the 120 level, adding some 2.5Moz of gold and 8 years to the mine's life, at a capital cost of $252m. Production is due to commence in 2013.

On 5 February 2007, AngloGold Ashanti informed the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, 3 February 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment.

20. Dividend

Final dividend No. 101 of 240 South African cents or 16.859 UK pence or 3,041.21 cedis per share was paid to registered shareholders on 16 March 2007, while a dividend of 8.4144 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 19 March 2007, a dividend of 30.41 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 26 March 2007 at a rate of 32.384 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

By order of the Board

R P EDEY
Chairman

R M GODSELL
Chief Executive Officer

2 May 2007

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2007	**Dec 2006**	**Mar 2006**	**Dec 2006**	**Mar 2007**	**Dec 2006**	**Mar 2006**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline (loss) earnings (note 8)	**(112)**	(150)	(1,072)	(838)	**24**	(103)	(185)	(80)
Loss on unrealised non-hedge derivatives and other commodity contracts (note C)	**1,028**	320	1,566	4,507	**103**	137	264	615
Deferred tax on unrealised non-hedge derivatives (note 6)	**(82)**	(37)	(202)	(742)	**(11)**	(15)	(33)	(106)
Fair value adjustment on option component of convertible bond	**(135)**	210	233	(137)	**(19)**	28	39	(16)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond (2)	**699**	343	525	2,790	**97**	46	85	413
Cents per share (1)								
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and fair value adjustments on convertible bond (2)	**249**	124	198	1,023	**34**	17	32	151

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment is short-dated derivatives (certian of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled;*
- *The unrealised fair value change on the option component of the convertible bond; and*
- *The unrealised fair value change on the onerous uranium contracts*

B Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2007	**Dec 2006**	**Mar 2006**	**Dec 2006**	**Mar 2007**	**Dec 2006**	**Mar 2006**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit (loss) to gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts:								
Gross profit (loss)	**808**	1,639	(327)	2,700	**150**	133	(63)	443
Loss on unrealised non-hedge derivatives and other commodity contracts (note C)	**1,028**	320	1,566	4,507	**103**	137	264	615
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts	**1,836**	1,959	1,240	7,207	**253**	269	201	1,058

Rounding of figures may results in computational discrepancies.

		Quarter ended			Year ended	Quarter ended			Year ended
		Mar 2007	Dec 2006	Mar 2006	Dec 2006	Mar 2007	Dec 2006	Mar 2006	Dec 2006
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric				US Dollar million / Imperial			
C	**Non-hedge derivative (loss) gain is summarised as**								
	Gain on realised non-hedge derivatives	**606**	802	466	2,552	**84**	112	76	376
	Loss on unrealised non-hedge derivatives	**(975)**	(125)	(1,584)	(4,343)	**(96)**	(108)	(267)	(591)
	Unrealised (loss) gain on other commodity physical borrowings	**(47)**	(19)	1	(9)	**(7)**	(3)	-	(1)
	Provision for loss on future deliveries of other commodities	**(6)**	(177)	17	(155)	**(1)**	(26)	3	(23)
	(Loss) gain on non-hedge derivatives and other commodity contracts	**(422)**	482	(1,100)	(1,955)	**(19)**	(25)	(188)	(239)
D	**Price received**								
	Gold income	**5,450**	5,634	4,246	20,137	**754**	770	690	2,964
	Adjusted for minority interests	**(240)**	(215)	(162)	(804)	**(34)**	(29)	(27)	(119)
		5,210	5,419	4,084	19,333	**720**	741	663	2,845
	Gain on realised non-hedge derivatives (note C)	**606**	802	466	2,552	**84**	112	76	376
		5,816	6,221	4,550	21,885	**804**	853	739	3,221
	Attributable gold sold - kg / - oz (000)	**41,558**	45,866	42,164	173,639	**1,336**	1,475	1,356	5,583
	Revenue price per unit - R/kg / - $/oz	**139,953**	135,628	107,903	126,038	**602**	578	545	577
E	**Total costs**								
	Total cash costs (note 3)	**3,227**	3,303	2,581	11,839	**447**	452	420	1,746
	Adjusted for minority interests and non-gold producing companies	**(52)**	6	(38)	(73)	**(7)**	1	(6)	(11)
	Total cash costs adjusted for minority interests and non-gold producing companies	**3,175**	3,309	2,543	11,766	**440**	453	414	1,735
	Retrenchment costs (note 3)	**7**	114	12	152	**1**	16	2	22
	Rehabilitation and other non-cash costs (note 3)	**20**	(122)	38	(35)	**3**	(17)	6	(3)
	Amortisation of tangible assets (note 3)	**948**	1,215	859	4,059	**131**	167	141	597
	Amortisation of intangible assets (note 3)	**4**	4	3	13	**-**	-	-	2
	Adjusted for minority interests and non-gold producing companies	**(34)**	(35)	(26)	(122)	**(5)**	(4)	(4)	(18)
	Total production costs adjusted for minority interests and non-gold producing companies	**4,120**	4,485	3,429	15,833	**571**	615	558	2,335
	Gold produced - kg / - oz (000)	**41,239**	45,697	41,667	175,253	**1,326**	1,469	1,340	5,635
	Total cash cost per unit - R/kg / -$/oz	**76,991**	72,422	61,023	67,133	**332**	309	309	308
	Total production cost per unit - R/kg / -$/oz	**99,905**	98,145	82,287	90,345	**430**	419	417	414
F	**Cash gross profit**								
	Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (note B)	**1,836**	1,959	1,240	7,207	**253**	269	201	1,058
	Amortisation of tangible assets (note 3)	**948**	1,215	859	4,059	**131**	167	141	597
	Amortisation of intangible assets (note 3)	**4**	4	3	13	**-**	-	-	2
	Non-cash revenues	**4**	(20)	(2)	(43)	**1**	(3)	-	(5)
		2,792	3,158	2,099	11,236	**386**	434	341	1,652
G	**EBITDA**								
	Operating profit (loss)	**373**	1,193	(572)	1,349	**90**	71	(103)	246
	Amortisation of tangible assets (note 3)	**948**	1,215	859	4,059	**131**	167	141	597
	Amortisation of intangible assets (note 3)	**4**	4	3	13	**-**	-	-	2
	Impairment of tangible assets (note 5)	**1**	41	2	44	**-**	6	-	6
	Loss on unrealised non-hedge derivatives and other commodity contracts (note C)	**1,028**	320	1,566	4,507	**103**	137	264	615
	Share of associates' EBITDA	**(3)**	3	(3)	(2)	**-**	-	-	(1)
	Loss (profit) on disposal of assets	**6**	(321)	(6)	(378)	**1**	(46)	(1)	(54)
		2,357	2,456	1,850	9,592	**326**	336	300	1,411

Rounding of figures may results in computational discrepancies.

		Quarter ended		Year ended		Quarter ended		Year ended	
		Mar 2007	Dec 2006	Mar 2006	Dec 2006	Mar 2007	Dec 2006	Mar 2006	Dec 2006
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
H	**Interest cover**								
	EBITDA (note G)	**2,357**	2,456	1,850	9,592	**326**	336	300	1,411
	Finance costs	**200**	246	210	822	**28**	34	34	123
	Capitalised finance costs	**12**	24	9	71	**2**	3	1	10
		212	270	219	893	**30**	37	36	133
	Interest cover - times	**11**	9	8	11	**11**	9	8	11
I	**Free cash flow**								
	Net cash inflow from operating activities	**1,750**	2,071	1,453	7,825	**240**	275	236	1,137
	Stay-in-business capital expenditure	**(785)**	(1,144)	(623)	(3,416)	**(108)**	(160)	(101)	(504)
		965	927	830	4,409	**132**	115	135	633

		As at Mar 2007	As at Dec 2006	As at Mar 2006	As at Mar 2007	As at Dec 2006	As at Mar 2006
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric			US Dollar million / Imperial		
J	**Net asset value - cents per share**						
	Total equity	**21,708**	21,331	14,773	**2,975**	3,047	2,395
	Number of ordinary shares in issue - millions (note 9)	**281**	280	265	**281**	280	265
	Net asset value - cents per share	**7,730**	7,607	5,572	**1,059**	1,087	903
	Total equity	**21,708**	21,331	14,773	**2,975**	3,047	2,395
	Intangible assets	**(3,073)**	(2,909)	(2,419)	**(421)**	(415)	(392)
		18,635	18,422	12,354	**2,554**	2,632	2,003
	Number of ordinary shares in issue - millions (note 9)	**281**	280	265	**281**	280	265
	Net tangible asset value - cents per share	**6,636**	6,569	4,660	**909**	939	756
K	**Net debt**						
	Borrowings - long-term portion	**9,010**	9,963	10,798	**1,235**	1,423	1,750
	Borrowings - short-term portion	**1,714**	413	871	**235**	59	141
	Total borrowings	**10,724**	10,376	11,669	**1,470**	1,482	1,891
	Cash and cash equivalents	**(2,908)**	(3,467)	(1,419)	**(399)**	(495)	(230)
	Net debt	**7,816**	6,909	10,250	**1,071**	987	1,661

Rounding of figures may results in computational discrepancies.

Development

for the quarter ended 31 March 2007

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa							
Vaal reef	2,343	316	115.7	27.13	3,139	1.30	150.52
Kopanang							
Vaal reef	5,757	476	18.9	163.81	3,096	4.33	81.85
Tau Lekoa							
Ventersdorp Contact reef	1,855	306	114.6	8.39	961	0.04	4.51
Moab Khotsong							
Vaal reef	4,231	226	127.9	29.62	3,788	0.82	35.72
WEST WITS							
TauTona							
Ventersdorp Contact reef	280	-	-	-	-	-	-
Carbon Leader reef	2,511	136	17.7	106.16	1,879	1.24	22.00
Savuka							
Ventersdorp Contact reef	122	-	-	-	-	-	-
Carbon Leader reef	274	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	3,926	216	50.4	40.22	2,027	-	-
AUSTRALIA							
Sunrise Dam	831	831	-	3.69	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mine de Cuiabá	1,447	371	0.6	3.35	-	-	-
Córrego do Sitio	615	214	-	9.12	-	-	-
Lamego	598	70	90.0	3.50	-	-	-
Serra Grande							
Mina III	938	55	100.0	6.60	-	-	-
Mina Nova	64	-	-	-	-	-	-
GHANA							
Obuasi	6,281	564	470.0*	7.13	3,351	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa							
Vaal reef	7,686	1,037	45.6	0.79	3.00	2.60	9.87
Kopanang							
Vaal reef	18,887	1,562	7.4	4.78	2.96	8.66	5.37
Tau Lekoa							
Ventersdorp Contact reef	6,085	1,004	45.1	0.24	0.92	0.08	0.30
Moab Khotsong							
Vaal reef	13,881	741	50.4	0.86	3.63	1.64	6.88
WEST WITS							
TauTona							
Ventersdorp Contact reef	918	-	-	-	-	-	-
Carbon Leader reef	8,239	446	7.0	3.10	1.80	2.48	1.44
Savuka							
Ventersdorp Contact reef	399	-	-	-	-	-	-
Carbon Leader reef	900	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	12,881	709	19.8	1.17	1.94	-	-
AUSTRALIA						-	-
Sunrise Dam	2,727	2,727	-	0.11	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mina de Cuiabá	4,747	1,216	0.3	0.10	-	-	-
Córrego do Sitio	2,016	702	-	0.27	-	-	-
Lamego	1,961	230	35.4	0.10	-	-	-
Serra Grande							
Mina III	3,077	179	39.4	0.19	-	-	-
Mina Nova	210	-	-	-	-	-	-
GHANA							
Obuasi	20,606	1,850	185.0*	0.21	3.21	-	-

* Average ore body width

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**473**	**695**	**407**	**2,116**	**66**	**97**	**66**	**313**
Vaal River								
Great Noligwa	52	136	52	332	7	19	9	49
Kopanang	81	101	56	281	11	14	9	41
Moab Khotsong	111	169	112	565	15	23	18	83
Tau Lekoa	20	24	20	74	3	3	3	11
Surface Operations	1	7	13	51	-	1	2	8
West Wits								
Mponeng	102	111	64	325	14	16	10	48
Savuka	8	5	-	13	1	1	-	2
TauTona	98	142	90	475	14	20	15	70
ARGENTINA	**24**	**45**	**45**	**129**	**3**	**6**	**7**	**19**
Cerro Vanguardia - Attributable 92.50%	22	42	42	119	3	6	7	18
Minorities and exploration	2	3	3	10	-	-	-	1
AUSTRALIA	**343**	**295**	**60**	**584**	**47**	**42**	**10**	**86**
Sunrise Dam	41	27	39	163	6	4	6	24
Boddington	296	258	21	408	41	37	4	60
Exploration	6	10	-	13	-	1	-	2
BRAZIL	**264**	**333**	**220**	**1,258**	**37**	**45**	**36**	**186**
AngloGold Ashanti Brasil Mineração	234	300	196	1,134	32	41	32	168
Serra Grande - Attributable 50%	14	15	11	57	2	2	2	8
Minorities, exploration and other	16	18	13	67	3	2	2	10
GHANA	**192**	**236**	**106**	**656**	**27**	**33**	**17**	**97**
Bibiani	-	1	1	3	-	-	-	-
Iduapriem - Attributable 85%	8	17	1	31	1	2	-	5
Obuasi	182	216	101	613	25	30	16	91
Minorities and exploration	2	2	3	9	1	1	1	1
GUINEA	**14**	**27**	**29**	**110**	**2**	**4**	**5**	**16**
Siguiri - Attributable 85%	12	23	25	94	2	3	4	14
Minorities and exploration	2	4	4	16	-	1	1	2
MALI	**12**	**22**	**6**	**44**	**2**	**3**	**1**	**6**
Morila - Attributable 40%	1	4	2	8	-	1	-	1
Sadiola - Attributable 38%	6	13	4	28	1	2	1	4
Yatela - Attributable 40%	5	5	-	7	1	1	-	1
NAMIBIA	**3**	**18**	**5**	**33**	**-**	**3**	**1**	**5**
Navachab	3	18	5	33	-	3	1	5
TANZANIA	**25**	**119**	**52**	**452**	**3**	**16**	**8**	**67**
Geita	25	119	52	452	3	16	8	67
USA	**48**	**29**	**27**	**89**	**7**	**4**	**4**	**13**
Cripple Creek & Victor J.V.	47	29	27	89	7	4	4	13
OTHER	**19**	**41**	**4**	**62**	**3**	**6**	**1**	**9**
ANGLOGOLD ASHANTI	**1,417**	**1,861**	**961**	**5,533**	**196**	**260**	**156**	**817**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**17,626**	**20,019**	**18,963**	**79,427**
Vaal River								
Great Noligwa	8.41	7.95	8.57	8.08	3,863	4,640	5,013	19,119
Kopanang	6.77	7.40	6.83	7.01	2,989	3,657	3,220	13,886
Moab Khotsong	8.16	6.36	7.14	6.35	439	411	292	1,371
Tau Lekoa	3.70	4.34	3.57	3.76	1,325	1,387	1,438	5,473
Surface Operations	0.50	0.57	0.45	0.49	1,023	1,072	663	3,525
West Wits								
Mponeng	9.56	9.69	9.83	9.93	4,435	4,595	4,269	18,549
Savuka	7.01	7.31	7.76	7.68	571	654	653	2,768
TauTona [2]	9.99	11.46	9.24	10.18	2,981	3,604	3,413	14,736
ARGENTINA					**1,603**	**1,346**	**1,632**	**6,683**
Cerro Vanguardia - Attributable 92.50%	7.25	5.51	7.95	7.29	1,603	1,346	1,632	6,683
AUSTRALIA					**4,605**	**4,746**	**2,821**	**14,450**
Sunrise Dam [3]	4.63	4.20	2.86	3.39	4,605	4,746	2,821	14,450
BRAZIL					**2,801**	**2,904**	**2,263**	**10,551**
AngloGold Ashanti Brasil Mineração [2]	7.71	7.97	8.01	7.60	2,064	2,156	1,513	7,533
Serra Grande - Attributable 50%	7.31	7.69	7.58	7.51	738	747	750	3,017
GHANA					**3,975**	**4,411**	**4,896**	**18,399**
Bibiani [5]	-	0.43	0.79	0.55	-	150	476	1,163
Iduapriem - Attributable 85%	1.87	1.70	1.74	1.74	848	1,219	1,351	5,196
Obuasi [2]	4.83	4.61	4.58	4.39	3,127	3,041	3,069	12,040
GUINEA					**2,270**	**2,406**	**1,776**	**7,948**
Siguiri [3] - Attributable 85%	1.06	1.08	1.01	1.08	2,270	2,406	1,776	7,948
MALI					**3,354**	**4,110**	**4,028**	**16,700**
Morila - Attributable 40%	3.04	3.46	4.03	3.88	1,284	1,503	1,689	6,428
Sadiola - Attributable 38%	2.50	3.44	3.11	3.22	977	1,546	1,316	5,898
Yatela [4] - Attributable 40%	3.25	3.88	4.53	4.12	1,093	1,061	1,023	4,374
NAMIBIA					**614**	**617**	**678**	**2,690**
Navachab	1.47	1.63	2.15	1.81	614	617	678	2,690
TANZANIA					**2,412**	**2,478**	**2,626**	**9,588**
Geita	1.80	1.73	2.34	1.68	2,412	2,478	2,626	9,588
USA					**1,980**	**2,661**	**1,984**	**8,817**
Cripple Creek & Victor J.V. [4]	0.56	0.48	0.50	0.54	1,980	2,661	1,984	8,817
ANGLOGOLD ASHANTI					**41,239**	**45,697**	**41,667**	**175,253**
Underground Operations	7.22	7.47	7.12	7.20	22,296	24,611	23,055	97,112
Surface and Dump Reclamation	0.46	0.52	0.55	0.50	1,407	1,569	1,517	6,246
Open-pit Operations	2.25	2.13	2.20	2.14	14,083	15,451	13,726	57,334
Heap Leach Operations [1]	0.73	0.73	0.78	0.78	3,453	4,066	3,369	14,561
					41,239	**45,697**	**41,667**	**175,253**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.

[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
Metric	**Productivity per employee - g**				**Gold sold - kg**			
SOUTH AFRICA	**228**	**262**	**244**	**259**	**17,537**	**20,307**	**18,886**	**78,914**
Vaal River								
Great Noligwa	193	234	258	244	3,865	4,642	4,983	18,998
Kopanang	199	241	211	227	3,007	3,655	3,201	13,790
Moab Khotsong	147	146	89	120	434	411	290	1,359
Tau Lekoa	161	167	139	154	1,315	1,390	1,431	5,440
Surface Operations	1,513	1,561	892	1,194	1,022	1,066	659	3,495
West Wits								
Mponeng	300	330	311	333	4,385	4,746	4,261	18,430
Savuka	177	208	212	221	563	667	652	2,753
TauTona	238	290	285	302	2,946	3,729	3,408	14,649
ARGENTINA	**819**	**723**	**935**	**938**	**1,605**	**1,325**	**1,566**	**6,619**
Cerro Vanguardia - Attributable 92.50%	819	723	935	938	1,605	1,325	1,566	6,619
AUSTRALIA	**2,062**	**2,443**	**2,112**	**2,363**	**4,522**	**4,899**	**2,824**	**14,413**
Sunrise Dam	4,353	4,354	2,445	3,156	4,522	4,899	2,824	14,413
BRAZIL	**583**	**626**	**542**	**602**	**3,025**	**2,775**	**2,558**	**10,655**
AngloGold Ashanti Brasil Mineração	517	568	443	526	2,171	2,095	1,813	7,703
Serra Grande - Attributable 50%	904	887	988	946	855	681	745	2,952
GHANA	**227**	**229**	**238**	**229**	**3,886**	**4,334**	**4,875**	**17,866**
Bibiani	-	390	944	605	-	139	476	1,119
Iduapriem - Attributable 85%	391	568	650	619	848	1,112	1,351	5,027
Obuasi	204	181	171	172	3,038	3,082	3,048	11,719
GUINEA	**570**	**619**	**474**	**508**	**2,280**	**2,402**	**1,776**	**7,758**
Siguiri - Attributable 85%	570	619	474	508	2,280	2,402	1,776	7,758
MALI	**914**	**1,286**	**1,292**	**1,333**	**3,714**	**3,972**	**4,039**	**16,285**
Morila - Attributable 40%	855	1,132	1,306	1,221	1,333	1,554	1,640	6,234
Sadiola - Attributable 38%	684	1,350	1,197	1,347	1,180	1,369	1,313	5,722
Yatela - Attributable 40%	1,481	1,470	1,411	1,514	1,201	1,048	1,086	4,328
NAMIBIA	**629**	**654**	**698**	**716**	**675**	**544**	**680**	**2,548**
Navachab	629	654	698	716	675	544	680	2,548
TANZANIA	**373**	**385**	**472**	**404**	**2,421**	**2,617**	**2,929**	**9,666**
Geita	373	385	472	404	2,421	2,617	2,929	9,666
USA	**1,729**	**2,740**	**2,082**	**2,260**	**1,892**	**2,692**	**2,031**	**8,915**
Cripple Creek & Victor J.V.	1,729	2,740	2,082	2,260	1,892	2,692	2,031	8,915
ANGLOGOLD ASHANTI	**334**	**372**	**338**	**358**	**41,558**	**45,866**	**42,164**	**173,639**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**72,979**	**62,888**	**61,747**	**61,667**	**95,214**	**88,764**	**81,548**	**82,939**
Vaal River								
Great Noligwa	84,059	54,393	52,022	56,390	105,277	76,424	68,183	74,041
Kopanang	69,223	61,570	64,220	62,908	88,284	76,264	78,703	76,906
Moab Khotsong	134,175	116,485	167,406	141,574	214,596	234,471	259,751	240,384
Tau Lekoa	100,102	87,829	102,270	94,730	134,273	149,979	133,024	132,864
Surface Operations	58,471	55,607	64,402	61,154	65,161	60,852	74,449	68,692
West Wits								
Mponeng	59,318	57,887	51,487	51,524	76,284	84,563	70,752	73,379
Savuka	82,550	79,339	71,772	72,865	96,912	76,223	77,581	77,752
TauTona	64,782	65,013	57,978	58,419	92,322	93,108	82,566	83,398
ARGENTINA	**44,393**	**80,559**	**37,385**	**50,015**	**72,520**	**129,468**	**62,769**	**80,091**
Cerro Vanguardia - Attributable 92.50%	43,657	79,547	36,822	49,358	71,635	128,229	62,059	79,269
AUSTRALIA	**71,638**	**68,984**	**58,469**	**67,512**	**89,294**	**89,091**	**76,338**	**85,421**
Sunrise Dam	69,550	68,640	55,561	65,877	86,907	86,512	71,187	82,908
BRAZIL	**55,775**	**51,246**	**41,469**	**47,342**	**71,110**	**74,790**	**54,149**	**62,941**
AngloGold Ashanti Brasil Mineração	48,230	45,050	37,132	42,816	62,290	68,934	50,539	58,713
Serra Grande - Attributable 50%	54,131	48,667	36,951	43,031	73,030	71,232	47,423	57,627
GHANA	**94,770**	**98,675**	**68,345**	**85,168**	**126,038**	**141,474**	**99,228**	**121,453**
Bibiani	-	121,324	55,531	95,581	-	(70,202)	85,933	98,495
Iduapriem - Attributable 85%	104,151	85,886	71,477	79,733	119,875	104,967	96,068	103,544
Obuasi	92,224	102,684	68,952	86,508	127,711	166,564	102,679	131,398
GUINEA	**98,631**	**89,572**	**74,884**	**87,571**	**124,079**	**136,464**	**103,639**	**121,156**
Siguiri - Attributable 85%	98,631	89,572	74,884	87,571	124,079	136,464	103,639	121,156
MALI	**73,912**	**63,526**	**48,284**	**54,510**	**88,707**	**70,492**	**63,800**	**69,827**
Morila - Attributable 40%	83,011	74,482	51,820	60,080	100,339	84,940	70,132	75,989
Sadiola - Attributable 38%	99,134	65,107	53,584	58,876	106,812	77,704	65,638	73,025
Yatela - Attributable 40%	51,669	51,776	43,910	49,469	69,721	45,489	59,183	65,402
NAMIBIA	**85,460**	**70,764**	**44,795**	**57,716**	**101,693**	**96,078**	**59,018**	**75,801**
Navachab	85,460	70,764	44,795	57,716	101,693	96,078	59,018	75,801
TANZANIA	**100,143**	**138,524**	**72,557**	**109,639**	**130,397**	**143,291**	**92,656**	**130,792**
Geita	100,143	138,524	72,557	109,639	130,397	143,291	92,656	130,792
USA	**58,297**	**64,863**	**50,256**	**57,039**	**81,519**	**89,868**	**71,373**	**80,481**
Cripple Creek & Victor J.V.	56,156	60,891	48,627	54,389	79,372	85,892	69,744	77,828
ANGLOGOLD ASHANTI	**76,991**	**72,422**	**61,023**	**67,133**	**99,905**	**98,145**	**82,287**	**90,345**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm			
SOUTH AFRICA	**1,180**	**1,382**	**981**	**5,366**	**800**	**872**	**623**	**3,746**
Vaal River								
Great Noligwa	218	356	299	1,373	140	256	223	1,055
Kopanang	212	255	160	926	157	201	117	744
Moab Khotsong	3	-	(13)	(20)	(32)	(43)	(40)	(148)
Tau Lekoa	54	59	9	175	10	(25)	(32)	(22)
Surface Operations	84	80	31	242	77	74	24	215
West Wits								
Mponeng	353	354	277	1,467	280	224	198	1,063
Savuka	33	43	27	164	25	38	23	145
TauTona	223	236	191	1,039	143	147	110	693
ARGENTINA	**154**	**63**	**100**	**465**	**105**	**(12)**	**55**	**245**
Cerro Vanguardia - Attributable 92.50%	143	60	93	434	99	(10)	52	232
Minorities and exploration	11	3	7	31	6	(2)	3	13
AUSTRALIA	**311**	**391**	**175**	**1,179**	**232**	**308**	**133**	**934**
Sunrise Dam	311	391	175	1,179	232	308	133	934
BRAZIL	**311**	**399**	**169**	**1,136**	**254**	**329**	**134**	**946**
AngloGold Ashanti Brasil Mineração	178	265	87	695	149	231	68	596
Serra Grande - Attributable 50%	71	80	39	226	57	62	31	180
Minorities and exploration	62	54	43	215	48	36	35	170
GHANA	**183**	**28**	**181**	**396**	**64**	**(108)**	**35**	**(186)**
Bibiani	-	33	22	59	-	32	10	33
Iduapriem - Attributable 85%	34	37	43	158	21	12	15	49
Obuasi	141	(55)	108	131	38	(159)	6	(292)
Minorities and exploration	8	13	8	48	5	7	4	24
GUINEA	**109**	**79**	**84**	**282**	**43**	**(19)**	**29**	**19**
Siguiri - Attributable 85%	89	60	71	217	33	(23)	24	(5)
Minorities and exploration	20	19	13	65	10	4	5	24
MALI	**230**	**364**	**232**	**1,274**	**183**	**287**	**179**	**986**
Morila - Attributable 40%	77	122	97	466	55	95	66	354
Sadiola - Attributable 38%	52	116	63	418	44	90	53	334
Yatela - Attributable 40%	102	127	72	390	83	103	60	298
NAMIBIA	**39**	**43**	**42**	**192**	**29**	**32**	**33**	**148**
Navachab	39	43	42	192	29	32	33	148
TANZANIA	**67**	**78**	**65**	**246**	**(6)**	**(2)**	**15**	**(19)**
Geita	67	78	65	246	(6)	(2)	15	(19)
USA	**164**	**226**	**61**	**432**	**107**	**167**	**10**	**167**
Cripple Creek & Victor J.V.	164	226	61	432	107	167	10	167
OTHER	**47**	**105**	**9**	**268**	**25**	**105**	**(6)**	**221**
ANGLOGOLD ASHANTI	**2,792**	**3,158**	**2,099**	**11,236**	**1,836**	**1,959**	**1,240**	**7,207**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Yield - oz/t Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Gold produced - oz (000) Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
SOUTH AFRICA					**567**	**644**	**610**	**2,554**
Vaal River								
Great Noligwa	0.245	0.232	0.250	0.236	124	149	161	615
Kopanang	0.197	0.216	0.199	0.204	96	118	104	446
Moab Khotsong	0.238	0.185	0.208	0.185	14	13	9	44
Tau Lekoa	0.108	0.127	0.104	0.110	43	45	46	176
Surface Operations	0.015	0.016	0.013	0.014	33	34	21	113
West Wits								
Mponeng	0.279	0.283	0.287	0.290	143	148	137	596
Savuka	0.204	0.213	0.226	0.224	18	21	21	89
TauTona [2]	0.291	0.334	0.269	0.297	96	116	110	474
ARGENTINA					**52**	**43**	**52**	**215**
Cerro Vanguardia - Attributable 92.50%	0.211	0.161	0.232	0.213	52	43	52	215
AUSTRALIA					**148**	**153**	**91**	**465**
Sunrise Dam [3]	0.135	0.123	0.084	0.099	148	153	91	465
BRAZIL					**90**	**93**	**73**	**339**
AngloGold Ashanti Brasil Mineração [2]	0.225	0.232	0.234	0.222	66	69	49	242
Serra Grande - Attributable 50%	0.213	0.224	0.221	0.219	24	24	24	97
GHANA					**128**	**142**	**157**	**592**
Bibiani [5]	-	0.013	0.023	0.016	-	5	15	37
Iduapriem - Attributable 85%	0.055	0.049	0.051	0.051	27	39	43	167
Obuasi [2]	0.141	0.134	0.133	0.128	101	98	99	387
GUINEA					**73**	**77**	**57**	**256**
Siguiri [3] - Attributable 85%	0.031	0.032	0.030	0.032	73	77	57	256
MALI					**108**	**132**	**130**	**537**
Morila - Attributable 40%	0.089	0.101	0.118	0.113	41	48	54	207
Sadiola - Attributable 38%	0.073	0.100	0.091	0.094	31	50	42	190
Yatela [4] - Attributable 40%	0.095	0.113	0.132	0.120	35	34	33	141
NAMIBIA					**20**	**20**	**22**	**86**
Navachab	0.043	0.048	0.058	0.053	20	20	22	86
TANZANIA					**78**	**80**	**84**	**308**
Geita	0.053	0.050	0.062	0.049	78	80	84	308
USA					**64**	**86**	**64**	**283**
Cripple Creek & Victor J.V. [4]	0.016	0.014	0.015	0.016	64	86	64	283
ANGLOGOLD ASHANTI					**1,326**	**1,469**	**1,340**	**5,635**
Undergound operations	0.211	0.218	0.208	0.210	717	791	741	3,123
Surface and Dump Reclamation	0.013	0.015	0.016	0.015	45	50	49	201
Open-pit Operations	0.066	0.062	0.064	0.063	453	497	441	1,843
Heap leach Operations [1]	0.021	0.021	0.023	0.023	111	131	108	468
					1,326	**1,469**	**1,340**	**5,635**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.
[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[5] The yield of Bibiani represents surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**7.32**	**8.43**	**7.84**	**8.34**	**564**	**653**	**607**	**2,537**
Vaal River								
Great Noligwa	6.20	7.53	8.31	7.85	124	149	160	611
Kopanang	6.40	7.74	6.80	7.30	97	118	103	443
Moab Khotsong	4.72	4.68	2.87	3.86	14	13	9	44
Tau Lekoa	5.19	5.36	4.47	4.96	42	45	46	175
Surface Operations	48.63	50.20	28.69	38.40	33	34	21	112
West Wits								
Mponeng	9.64	10.62	9.99	10.71	141	153	137	593
Savuka	5.69	6.68	6.82	7.11	18	21	21	89
TauTona	7.65	9.31	9.16	9.71	95	120	110	471
ARGENTINA	**26.34**	**23.24**	**30.05**	**30.15**	**52**	**43**	**50**	**213**
Cerro Vanguardia - Attributable 92.50%	26.34	23.24	30.05	30.15	52	43	50	213
AUSTRALIA	**66.29**	**78.54**	**67.91**	**75.96**	**145**	**158**	**91**	**463**
Sunrise Dam	139.95	140.00	78.60	101.48	145	158	91	463
BRAZIL	**18.74**	**20.11**	**17.43**	**19.36**	**97**	**89**	**82**	**343**
AngloGold Ashanti Brasil Mineração	16.63	18.25	14.25	16.90	70	67	58	248
Serra Grande - Attributable 50%	29.05	28.50	31.76	30.42	27	22	24	95
GHANA	**7.29**	**7.35**	**7.66**	**7.35**	**125**	**139**	**157**	**574**
Bibiani	-	12.54	30.34	19.46	-	4	15	36
Iduapriem - Attributable 85%	12.58	18.27	20.88	19.90	27	36	43	162
Obuasi	6.55	5.83	5.49	5.52	98	99	98	377
GUINEA	**18.33**	**19.89**	**15.22**	**16.33**	**73**	**77**	**57**	**249**
Siguiri - Attributable 85%	18.33	19.89	15.22	16.33	73	77	57	249
MALI	**29.39**	**41.35**	**41.55**	**42.85**	**119**	**128**	**130**	**524**
Morila - Attributable 40%	27.49	36.39	42.00	39.26	43	50	53	200
Sadiola - Attributable 38%	21.98	43.40	38.50	43.32	38	44	42	184
Yatela - Attributable 40%	47.60	47.25	45.36	48.69	39	34	35	139
NAMIBIA	**20.24**	**21.04**	**22.44**	**23.03**	**22**	**17**	**22**	**82**
Navachab	20.24	21.04	22.44	23.03	22	17	22	82
TANZANIA	**12.00**	**12.38**	**15.18**	**12.98**	**78**	**84**	**94**	**311**
Geita	12.00	12.38	15.18	12.98	78	84	94	311
USA	**55.60**	**88.10**	**66.93**	**72.67**	**61**	**87**	**65**	**287**
Cripple Creek & Victor J.V.	55.60	88.10	66.93	72.67	61	87	65	287
ANGLOGOLD ASHANTI	**10.74**	**11.97**	**10.86**	**11.49**	**1,336**	**1,475**	**1,356**	**5,583**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**314**	**268**	**313**	**285**	**410**	**379**	**413**	**383**
Vaal River								
Great Noligwa	362	232	263	261	453	326	345	342
Kopanang	298	262	325	291	380	325	398	355
Moab Khotsong	577	498	848	655	923	1,006	1,315	1,107
Tau Lekoa	431	373	518	440	578	640	674	614
Surface Operations	252	237	326	281	280	259	377	316
West Wits								
Mponeng	256	247	261	237	329	361	358	338
Savuka	355	339	363	336	417	324	393	359
TauTona	279	277	294	269	398	397	418	384
ARGENTINA	**192**	**344**	**189**	**228**	**313**	**554**	**317**	**365**
Cerro Vanguardia - Attributable 92.50%	188	340	186	225	309	549	314	361
AUSTRALIA	**308**	**295**	**296**	**306**	**384**	**380**	**386**	**388**
Sunrise Dam	299	293	281	298	374	369	360	376
BRAZIL	**240**	**218**	**210**	**216**	**306**	**318**	**274**	**287**
AngloGold Ashanti Brasil Mineração	207	192	188	195	268	293	256	266
Serra Grande - Attributable 50%	233	207	187	198	314	304	240	265
GHANA	**408**	**420**	**346**	**390**	**543**	**604**	**503**	**557**
Bibiani	-	508	281	437	-	(315)	435	464
Iduapriem - Attributable 85%	449	366	362	368	517	446	487	478
Obuasi	397	437	349	395	550	713	520	600
GUINEA	**424**	**383**	**379**	**399**	**534**	**584**	**525**	**552**
Siguiri - Attributable 85%	424	383	379	399	534	584	525	552
MALI	**318**	**271**	**244**	**250**	**382**	**300**	**323**	**320**
Morila - Attributable 40%	358	317	262	275	432	361	355	349
Sadiola - Attributable 38%	427	277	271	270	460	331	332	335
Yatela - Attributable 40%	223	222	222	228	301	195	300	299
NAMIBIA	**368**	**303**	**227**	**265**	**438**	**412**	**299**	**348**
Navachab	368	303	227	265	438	412	299	348
TANZANIA	**434**	**586**	**368**	**497**	**564**	**605**	**470**	**595**
Geita	434	586	368	497	564	605	470	595
USA	**251**	**276**	**255**	**260**	**351**	**383**	**362**	**368**
Cripple Creek & Victor J.V.	242	259	246	248	342	366	353	356
ANGLOGOLD ASHANTI	**332**	**309**	**309**	**308**	**430**	**419**	**417**	**414**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m			
SOUTH AFRICA	**163**	**188**	**159**	**788**	**110**	**118**	**101**	**549**
Vaal River								
Great Noligwa	30	49	49	203	19	35	36	156
Kopanang	29	35	26	136	22	27	19	109
Moab Khotsong	-	-	(2)	(3)	(4)	(6)	(7)	(22)
Tau Lekoa	7	8	1	25	1	(3)	(5)	(4)
Surface Operations	12	11	5	35	11	10	4	31
West Wits								
Mponeng	49	48	45	216	39	30	32	156
Savuka	5	6	4	24	3	5	4	21
TauTona	31	32	31	152	20	20	18	101
ARGENTINA	**21**	**9**	**16**	**69**	**15**	**(2)**	**9**	**37**
Cerro Vanguardia - Attributable 92.50%	20	8	15	65	14	(1)	8	35
Minorities and exploration	1	1	1	4	1	(1)	1	2
AUSTRALIA	**43**	**54**	**28**	**173**	**32**	**43**	**22**	**137**
Sunrise Dam	43	54	28	173	32	43	22	137
BRAZIL	**43**	**55**	**28**	**165**	**35**	**45**	**22**	**138**
AngloGold Ashanti Brasil Mineração	25	36	14	101	21	32	11	86
Serra Grande - Attributable 50%	10	11	6	33	8	8	5	26
Minorities and exploration	8	8	8	31	6	5	6	26
GHANA	**25**	**4**	**29**	**60**	**9**	**(15)**	**5**	**(26)**
Bibiani	-	5	4	9	-	4	2	5
Iduapriem - Attributable 85%	5	5	7	23	3	2	2	7
Obuasi	20	(8)	18	21	5	(22)	1	(42)
Minorities and exploration	-	2	-	7	1	1	-	4
GUINEA	**15**	**11**	**14**	**42**	**6**	**(2)**	**5**	**4**
Siguiri - Attributable 85%	12	8	11	33	5	(3)	4	-
Minorities and exploration	3	3	3	9	1	1	1	4
MALI	**32**	**50**	**38**	**188**	**25**	**39**	**30**	**146**
Morila - Attributable 40%	11	17	16	69	8	13	11	52
Sadiola - Attributable 38%	7	16	10	61	6	12	9	49
Yatela - Attributable 40%	14	17	12	57	12	14	10	44
NAMIBIA	**5**	**6**	**7**	**28**	**4**	**4**	**5**	**22**
Navachab	5	6	7	28	4	4	5	22
TANZANIA	**9**	**11**	**10**	**37**	**(1)**	**-**	**2**	**(2)**
Geita	9	11	10	37	(1)	-	2	(2)
USA	**23**	**31**	**10**	**62**	**15**	**23**	**2**	**23**
Cripple Creek & Victor J.V.	23	31	10	62	15	23	2	23
OTHER	**7**	**15**	**2**	**40**	**3**	**16**	**(1)**	**30**
ANGLOGOLD ASHANTI	**386**	**434**	**341**	**1,652**	**253**	**269**	**201**	**1,058**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		81	99	100	395	867	1,062	1,075	4,252
Milled	- 000 tonnes	/ - 000 tons		459	584	585	2,365	506	644	645	2,607
Yield	- g/t	/ - oz/t		8.41	7.95	8.57	8.08	0.245	0.232	0.250	0.236
Gold produced	- kg	/ - oz (000)		3,863	4,640	5,013	19,119	124	149	161	615
Gold sold	- kg	/ oz (000)		3,865	4,642	4,983	18,998	124	149	160	611
Price received	- R/kg	/ - $/oz	- sold	141,089	131,409	114,185	129,696	606	559	577	597
Total cash costs	- R	/ - $	- ton milled	707	432	446	456	89	54	66	62
	- R/kg	/ - $/oz	- produced	84,059	54,393	52,022	56,390	362	232	263	261
Total production costs	- R/kg	/ - $/oz	- produced	105,277	76,424	68,183	74,041	453	326	345	342
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		226	280	273	280	7.26	9.01	8.78	8.99
Actual	- g	/ - oz		193	234	258	244	6.20	7.53	8.31	7.85
Target	- m^2	/ - ft^2		4.90	5.70	5.46	5.66	52.74	61.35	58.76	60.91
Actual	- m^2	/ - ft^2		4.02	4.98	5.15	5.05	43.30	53.61	55.39	54.31
FINANCIAL RESULTS (MILLION)											
Gold income				484	546	509	2,197	67	74	83	325
Cost of sales				406	354	346	1,409	56	49	56	209
Cash operating costs				324	251	258	1,069	45	34	42	159
Other cash costs				1	2	3	9	-	-	-	1
Total cash costs				325	252	261	1,078	45	35	42	160
Retrenchment costs				3	4	4	15	-	1	1	2
Rehabilitation and other non-cash costs				1	(2)	2	5	-	-	-	1
Production costs				329	254	266	1,098	45	35	43	163
Amortisation of tangible assets				78	100	75	318	11	14	12	47
Inventory change				(1)	-	4	(7)	-	-	1	(1)
				78	192	164	788	11	26	27	115
Realised non-hedge derivatives				61	64	60	267	8	9	10	40
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				140	256	223	1,055	19	35	36	156
Capital expenditure				52	136	52	332	7	19	9	49

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		114	129	111	482	1,229	1,391	1,196	5,191
Milled	- 000 tonnes	/ - 000 tons		442	494	471	1,981	487	545	519	2,184
Yield	- g/t	/ - oz/t		6.77	7.40	6.83	7.01	0.197	0.216	0.199	0.204
Gold produced	- kg	/ - oz (000)		2,989	3,657	3,220	13,886	96	118	104	446
Gold sold	- kg	/ oz (000)		3,007	3,655	3,201	13,790	97	118	103	443
Price received	- R/kg	/ - $/oz	- sold	139,978	131,218	113,889	130,139	602	558	576	596
Total cash costs	- R	/ - $	- ton milled	468	455	439	441	59	57	65	59
	- R/kg	/ - $/oz	- produced	69,223	61,570	64,220	62,908	298	262	325	291
Total production costs	- R/kg	/ - $/oz	- produced	88,284	76,264	78,703	76,906	380	325	398	355
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		239	240	239	240	7.69	7.71	7.69	7.72
Actual	- g	/ - oz		199	241	211	227	6.40	7.74	6.80	7.30
Target	- m^2	/ - ft^2		7.69	7.75	7.69	7.75	82.76	83.40	82.81	83.45
Actual	- m^2	/ - ft^2		7.61	8.50	7.30	7.89	81.93	91.53	78.58	84.87
FINANCIAL RESULTS (MILLION)											
Gold income				376	430	327	1,600	52	59	53	235
Cost of sales				264	279	248	1,051	37	38	40	156
Cash operating costs				206	224	205	866	29	31	33	129
Other cash costs				1	1	2	7	-	-	-	1
Total cash costs				207	225	207	874	29	31	34	130
Retrenchment costs				1	2	2	10	-	-	-	1
Rehabilitation and other non-cash costs				1	(3)	1	2	-	-	-	-
Production costs				209	224	210	885	29	31	34	131
Amortisation of tangible assets				55	55	43	183	8	8	7	27
Inventory change				-	-	(6)	(17)	-	-	(1)	(3)
				112	151	80	549	16	20	13	80
Realised non-hedge derivatives				45	50	37	195	6	7	6	29
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				157	201	117	744	22	27	19	109
Capital expenditure				81	101	56	281	11	14	9	41

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		7	9	6	31	71	95	69	335
Milled	- 000 tonnes	/ - 000 tons		54	65	41	216	59	71	45	238
Yield	- g/t	/ - oz/t		8.16	6.36	7.14	6.35	0.238	0.185	0.208	0.185
Gold produced	- kg	/ - oz (000)		439	411	292	1,371	14	13	9	44
Gold sold	- kg	/ - oz (000)		434	411	290	1,359	14	13	9	44
Price received	- R/kg	/ - $/oz	- sold	141,827	131,193	115,601	130,860	609	558	583	596
Total cash costs	- R	/ - $	- ton milled	1,095	740	1,195	899	137	92	176	121
	- R/kg	/ - $/oz	- produced	134,175	116,485	167,406	141,574	577	498	848	655
Total production costs	- R/kg	/ - $/oz	- produced	214,596	234,471	259,751	240,384	923	1,006	1,315	1,107
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		104	162	87	127	3.35	5.21	2.81	4.09
Actual	- g	/ - oz		147	146	89	120	4.72	4.68	2.87	3.86
Target	- m^2	/ - ft^2		2.63	3.20	2.30	2.81	28.28	34.44	24.77	30.25
Actual	- m^2	/ - ft^2		2.21	3.13	1.96	2.73	23.81	33.71	21.06	29.34
FINANCIAL RESULTS (MILLION)											
Gold income				54	48	30	158	8	7	5	23
Cost of sales				93	96	74	326	13	13	12	48
Cash operating costs				59	47	48	192	8	7	8	29
Other cash costs				-	-	-	2	-	-	-	-
Total cash costs				59	48	49	194	8	7	8	29
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	6	-	7	-	1	-	1
Production costs				59	54	49	202	8	7	8	30
Amortisation of tangible assets				35	42	27	128	5	6	4	19
Inventory change				(1)	-	(2)	(4)	-	-	-	(1)
				(39)	(48)	(44)	(168)	(5)	(7)	(7)	(25)
Realised non-hedge derivatives				7	6	4	20	1	1	1	3
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(32)	(43)	(40)	(148)	(4)	(6)	(7)	(22)
Capital expenditure				111	169	112	565	15	23	18	83

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		69	66	78	279	742	706	836	3,008
Milled	- 000 tonnes	/ - 000 tons		358	319	402	1,457	394	352	444	1,606
Yield	- g/t	/ - oz/t		3.70	4.34	3.57	3.76	0.108	0.127	0.104	0.110
Gold produced	- kg	/ - oz (000)		1,325	1,387	1,438	5,473	43	45	46	176
Gold sold	- kg	/ oz (000)		1,315	1,390	1,431	5,440	42	45	46	175
Price received	- R/kg	/ - $/oz	- sold	141,315	132,090	112,954	129,255	607	561	572	595
Total cash costs	- R	/ - $	- ton milled	371	382	366	356	47	47	54	48
	- R/kg	/ - $/oz	- produced	100,102	87,829	102,270	94,730	431	373	518	440
Total production costs	- R/kg	/ - $/oz	- produced	134,273	149,979	133,024	132,864	578	640	674	614
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		161	117	183	137	5.18	3.76	5.88	4.39
Actual	- g	/ - oz		161	167	139	154	5.19	5.36	4.47	4.96
Target	- m^2	/ - ft^2		8.66	5.44	8.61	6.31	93.19	58.60	92.71	67.94
Actual	- m^2	/ - ft^2		8.39	7.88	7.51	7.88	90.35	84.84	80.83	84.84
FINANCIAL RESULTS (MILLION)											
Gold income				165	164	146	629	23	22	24	93
Cost of sales				176	208	194	725	24	29	32	108
Cash operating costs				132	121	146	515	18	17	24	77
Other cash costs				-	1	1	4	-	-	-	1
Total cash costs				133	122	147	518	18	17	24	77
Retrenchment costs				1	1	2	7	-	-	-	1
Rehabilitation and other non-cash costs				-	2	1	5	-	-	-	1
Production costs				134	125	150	530	18	17	24	79
Amortisation of tangible assets				44	83	41	197	6	11	7	29
Inventory change				(2)	-	3	(2)	-	-	-	-
				(11)	(44)	(48)	(96)	(2)	(6)	(8)	(15)
Realised non-hedge derivatives				21	20	15	74	3	3	2	11
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				10	(25)	(32)	(22)	1	(3)	(5)	(4)
Capital expenditure				20	24	20	74	3	3	3	11

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

SURFACE OPERATIONS				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		2,045	1,895	1,481	7,183	2,254	2,089	1,632	7,918
Yield	- g/t	/ - oz/t		0.50	0.57	0.45	0.49	0.015	0.016	0.013	0.014
Gold produced	- kg	/ - oz (000)		1,023	1,072	663	3,525	33	34	21	113
Gold sold	- kg	/ - oz (000)		1,022	1,066	659	3,495	33	34	21	112
Price received	- R/kg	/ - $/oz	- sold	140,395	130,842	114,429	131,021	604	557	578	598
Total cash costs	- R	/ - $	- ton milled	29	31	29	30	4	4	4	4
	- R/kg	/ - $/oz	- produced	58,471	55,607	64,402	61,154	252	237	326	281
Total production costs	- R/kg	/ - $/oz	- produced	65,161	60,852	74,449	68,692	280	259	377	316
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,285	1,166	751	1,056	41.31	37.48	24.16	33.96
Actual	- g	/ - oz		1,513	1,561	892	1,194	48.63	50.20	28.69	38.40
FINANCIAL RESULTS (MILLION)											
Gold income				128	125	67	406	18	17	11	60
Cost of sales				66	65	51	243	9	9	8	36
Cash operating costs				60	60	43	216	8	8	7	32
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				60	60	43	216	8	8	7	32
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				60	60	43	216	8	8	7	32
Amortisation of tangible assets				7	6	7	27	1	1	1	4
Inventory change				-	-	2	1	-	-	-	-
				62	59	16	164	9	8	3	24
Realised non-hedge derivatives				16	15	8	51	2	2	1	8
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				77	74	24	215	11	10	4	31
Capital expenditure				1	7	13	51	-	1	2	8

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		87	93	84	368	937	1,003	903	3,962
Milled	- 000 tonnes	/ - 000 tons		464	474	434	1,867	511	523	479	2,058
Yield	- g/t	/ - oz/t		9.56	9.69	9.83	9.93	0.279	0.283	0.287	0.290
Gold produced	- kg	/ - oz (000)		4,435	4,595	4,269	18,549	143	148	137	596
Gold sold	- kg	/ - oz (000)		4,385	4,746	4,261	18,430	141	153	137	593
Price received	- R/kg	/ - $/oz	- sold	140,370	131,041	114,510	130,141	604	556	579	596
Total cash costs	- R	/ - $	- ton milled	567	561	506	512	71	70	75	69
	- R/kg	/ - $/oz	- produced	59,318	57,887	51,487	51,524	256	247	261	237
Total production costs	- R/kg	/ - $/oz	- produced	76,284	84,563	70,752	73,379	329	361	358	338
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		266	299	276	292	8.57	9.61	8.87	9.37
Actual	- g	/ - oz		300	330	311	333	9.64	10.62	9.99	10.71
Target	- m^2	/ - ft^2		5.36	6.36	5.96	6.23	57.67	68.41	64.14	67.09
Actual	- m^2	/ - ft^2		5.89	6.70	6.11	6.61	63.39	72.10	65.74	71.15
FINANCIAL RESULTS (MILLION)											
Gold income				549	558	436	2,136	76	76	71	314
Cost of sales				335	398	290	1,335	46	54	47	197
Cash operating costs				262	264	217	947	36	36	35	140
Other cash costs				1	2	3	9	-	-	-	1
Total cash costs				263	266	220	956	36	36	36	142
Retrenchment costs				1	1	2	7	-	-	-	1
Rehabilitation costs				1	(8)	1	(5)	-	(1)	-	(1)
Production costs				265	259	222	957	37	35	36	142
Amortisation of tangible assets				73	129	80	404	10	18	13	60
Inventory change				(3)	9	(12)	(26)	(1)	1	(2)	(5)
				213	161	145	801	30	21	24	117
Realised non-hedge derivatives				67	63	52	262	9	9	8	39
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				280	224	198	1,063	39	30	32	156
Capital expenditure				102	111	64	325	14	16	10	48

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		16	19	17	77	175	206	186	830
Milled	- 000 tonnes	/ - 000 tons		81	89	84	360	90	99	93	397
Yield	- g/t	/ - oz/t		7.01	7.31	7.76	7.68	0.204	0.213	0.226	0.224
Gold produced	- kg	/ - oz (000)		571	654	653	2,768	18	21	21	89
Gold sold	- kg	/ - oz (000)		563	667	652	2,753	18	21	21	89
Price received	- R/kg	/ - $/oz	- sold	140,651	133,464	112,970	130,216	605	568	572	596
Total cash costs	- R	/ - $	- ton milled	579	580	557	560	73	72	82	75
	- R/kg	/ - $/oz	- produced	82,550	79,339	71,772	72,865	355	339	363	336
Total production costs	- R/kg	/ - $/oz	- produced	96,912	76,223	77,581	77,752	417	324	393	359
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		187	-	166	166	6.01	-	5.34	5.34
Actual	- g	/ - oz		177	208	212	221	5.69	6.68	6.82	7.11
Target	- m^2	/ - ft^2		5.64	-	5.00	5.00	60.73	-	53.81	53.81
Actual	- m^2	/ - ft^2		5.04	6.10	5.60	6.16	54.21	65.62	60.30	66.30
FINANCIAL RESULTS (MILLION)											
Gold income				71	79	67	321	10	11	11	47
Cost of sales				54	51	50	213	8	7	8	32
Cash operating costs				47	52	46	200	6	7	8	30
Other cash costs				-	-	1	2	-	-	-	-
Total cash costs				47	52	47	202	7	7	8	30
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	(7)	-	(6)	-	(1)	-	(1)
Production costs				47	45	47	197	7	6	8	29
Amortisation of tangible assets				8	4	3	18	1	1	1	3
Inventory change				(1)	1	-	(2)	-	-	-	-
				16	28	16	107	2	4	3	16
Realised non-hedge derivatives				9	10	7	38	1	1	1	6
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				25	38	23	145	3	5	4	21
Capital expenditure				8	5	-	13	1	1	-	2

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

TAUTONA				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		51	57	64	242	548	618	684	2,606
Milled	- 000 tonnes	/ - 000 tons		291	308	363	1,420	321	339	401	1,565
Yield	- g/t	/ - oz/t		9.99	11.46	9.24	10.18	0.291	0.334	0.269	0.297
Gold produced	- kg	/ - oz (000)		2,906	3,526	3,357	14,450	93	113	108	465
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		148	172	117	621	163	189	129	684
Yield	- g/t	/ - oz/t		0.50	0.45	0.48	0.46	0.015	0.013	0.014	0.013
Gold produced	- kg	/ - oz (000)		75	78	56	286	2	2	2	9
TOTAL											
Yield [1]	- g/t	/ - oz/t		9.99	11.46	9.24	10.18	0.291	0.334	0.269	0.297
Gold produced	- kg	/ - oz (000)		2,981	3,604	3,413	14,736	96	116	110	474
Gold sold	- kg	/ - oz (000)		2,946	3,729	3,408	14,649	95	120	110	471
Price received	- R/kg	/ - $/oz	- sold	140,762	131,779	113,518	130,300	605	559	575	596
Total cash costs	- R	/ - $	- ton milled	440	489	412	422	55	61	61	57
	- R/kg	/ - $/oz	- produced	64,782	65,013	57,978	58,419	279	277	294	269
Total production costs	- R/kg	/ - $/oz	- produced	92,322	93,108	82,566	83,398	398	397	418	384
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		335	356	307	329	10.76	11.45	9.86	10.58
Actual	- g	/ - oz		238	290	285	302	7.65	9.31	9.16	9.71
Target	- m^2	/ - ft^2		5.34	5.71	5.63	5.60	57.45	61.43	60.63	60.32
Actual	- m^2	/ - ft^2		4.06	4.61	5.31	4.97	43.75	49.64	57.12	53.45
FINANCIAL RESULTS (MILLION)											
Gold income				369	440	348	1,704	51	60	57	250
Cost of sales				272	345	276	1,215	38	47	45	179
Cash operating costs				192	233	196	853	27	32	32	126
Other cash costs				1	1	2	8	-	-	-	1
Total cash costs				193	234	198	861	27	32	32	127
Retrenchment costs				1	1	2	9	-	-	-	1
Rehabilitation and other non-cash costs				1	11	1	14	-	2	-	2
Production costs				195	246	201	883	27	34	33	131
Amortisation of tangible assets				80	89	81	346	11	12	13	51
Inventory change				(4)	9	(5)	(13)	(1)	1	(1)	(3)
				97	95	72	489	13	13	12	71
Realised non-hedge derivatives				46	52	38	205	6	7	6	30
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				143	147	110	693	20	20	18	101
Capital expenditure				98	142	90	475	14	20	15	70

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

ANGLOGOLD ASHANTI

Argentina

CERRO VANGUARDIA - Atrributable 92.50%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		5,372	6,341	4,138	19,674	5,922	6,990	4,561	21,687
Treated	- 000 tonnes	/ - 000 tons		221	244	205	917	244	269	226	1,011
Stripping ratio	- t (mined total-mined ore) / t mined ore			19.91	26.88	20.27	20.54	19.91	26.88	20.27	20.54
Yield	- g/t	/ - oz/t		7.25	5.51	7.95	7.29	0.211	0.161	0.232	0.213
Gold in ore	- kg	/ - oz (000)		1,688	1,423	1,570	6,287	54	46	50	202
Gold produced	- kg	/ - oz (000)		1,603	1,346	1,632	6,683	52	43	52	215
Gold sold	- kg	/ - oz (000)		1,605	1,325	1,566	6,619	52	43	50	213
Price received	- R/kg	/ - $/oz	- sold	138,436	105,682	89,541	104,320	596	450	454	481
Total cash costs	- R/kg	/ - $/oz	- produced	43,657	79,547	36,822	49,358	188	340	186	225
Total production costs	- R/kg	/ - $/oz	- produced	71,635	128,229	62,059	79,269	309	549	314	361
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		787	918	1,051	1,065	25.30	29.51	33.78	34.23
Actual	- g	/ - oz		819	723	935	938	26.34	23.24	30.05	30.15
FINANCIAL RESULTS (MILLION)											
Gold income				213	162	156	778	29	22	25	115
Cost of sales				132	159	97	500	18	22	16	73
Cash operating costs				48	91	45	256	7	12	7	37
Other cash costs				22	16	15	74	3	2	2	11
Total cash costs				70	107	60	330	10	15	10	48
Rehabilitation and other non-cash costs				-	(4)	1	(2)	-	(1)	-	-
Production costs				70	103	61	328	10	14	10	48
Amortisation of tangible assets				44	69	41	202	6	10	7	30
Inventory change				18	(14)	(5)	(29)	2	(2)	(1)	(4)
				81	3	59	277	11	-	10	42
Realised non-hedge derivatives				18	(13)	(7)	(45)	3	(2)	(1)	(7)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				99	(10)	52	232	14	(1)	8	35
Capital expenditure				22	42	42	119	3	6	7	18

Rounding of figures may results in computational discrepancies.

Australia

		Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
SUNRISE DAM		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - ooo tons	92	98	56	354	102	108	62	390
Treated	- 000 tonnes / - 000 tons	59	72	46	311	65	79	51	343
Yield	- g/t / - oz/t	9.03	7.74	5.62	6.67	0.263	0.226	0.164	0.194
Gold produced	- kg / - oz (000)	529	557	261	2,073	17	18	8	67
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	1,571	2,018	2,629	9,994	2,055	2,639	3,439	13,072
Treated	- 000 tonnes / - 000 tons	881	997	894	3,656	971	1,099	986	4,030
Stripping ratio	- t (mined total-mined ore) / t mined ore	2.72	3.36	4.36	4.49	2.72	3.36	4.36	4.49
Yield	- g/t / - oz/t	4.63	4.20	2.86	3.39	0.135	0.123	0.084	0.099
Gold produced	- kg / - oz (000)	4,076	4,189	2,560	12,377	131	135	82	398
TOTAL									
Yield [1]	- g/t / - oz/t	4.63	4.20	2.86	3.39	0.135	0.123	0.084	0.099
Gold produced	- kg / - oz (000)	4,605	4,746	2,821	14,450	148	153	91	465
Gold sold	- kg / - oz (000)	4,522	4,899	2,824	14,413	145	158	91	463
Price received	- R/kg / - $/oz - sold	140,853	144,920	118,640	146,149	605	625	598	663
Total cash costs	- R/kg / - $/oz - produced	69,550	68,640	55,561	65,877	299	293	281	298
Total production costs	- R/kg / - $/oz - produced	86,907	86,512	71,187	82,908	374	369	360	376
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	4,563	3,786	2,559	2,992	146.70	121.72	82.29	96.18
Actual	- g / - oz	4,353	4,354	2,445	3,156	139.95	140.00	78.60	101.48
FINANCIAL RESULTS (MILLION)									
Gold income		685	620	309	1,848	95	86	50	271
Cost of sales		405	402	202	1,173	56	55	33	171
Cash operating costs		303	308	149	903	42	42	24	131
Other cash costs		17	17	8	49	2	2	1	7
Total cash costs		320	326	157	952	44	45	25	139
Rehabilitation and other non-cash costs		1	1	3	1	-	-	-	-
Production costs		322	327	159	953	45	45	26	139
Amortisation of tangible assets		78	84	41	245	11	11	7	36
Inventory change		5	(8)	1	(25)	1	(1)	-	(4)
		280	218	107	675	39	30	17	100
Realised non-hedge derivatives		(48)	90	26	259	(7)	13	4	37
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		232	308	133	934	32	43	22	137
Capital expenditure		41	27	39	163	6	4	6	24

[1] Total yield excludes the underground operations.

Rounding of figures may results in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		235	251	159	877	259	276	175	967
Treated	- 000 tonnes	/ - 000 tons		255	233	161	859	282	257	178	947
Yield	- g/t	/ - oz/t		7.71	7.97	8.01	7.60	0.225	0.232	0.234	0.222
Gold produced	- kg	/ - oz (000)		1,970	1,855	1,291	6,527	63	60	42	210
HEAP LEACH OPERATION [5]											
Mined	- 000 tonnes	/ - 000 tons		993	873	911	4,010	1,095	963	1,004	4,421
Placed [1]	- 000 tonnes	/ - 000 tons		30	57	59	252	33	63	65	278
Stripping ratio	- t (mined total-mined ore) / t mined ore			31.94	14.25	14.27	14.91	31.94	14.25	14.27	14.91
Yield [2]	- g/t	/ - oz/t		3.13	4.73	4.54	4.22	0.091	0.138	0.133	0.123
Gold placed [3]	- kg	/ - oz (000)		95	270	270	1,063	3	9	9	34
Gold produced	- kg	/ - oz (000)		94	302	222	1,007	3	10	7	32
TOTAL											
Yield [4]	- g/t	/ - oz/t		7.71	7.97	8.01	7.60	0.225	0.232	0.234	0.222
Gold produced	- kg	/ - oz (000)		2,064	2,156	1,513	7,533	66	69	49	242
Gold sold	- kg	/ - oz (000)		2,171	2,095	1,813	7,703	70	67	58	248
Price received	- R/kg	/ - $/oz	- sold	140,002	174,394	90,206	134,572	602	746	457	609
Total cash costs	- R/kg	/ - $/oz	- produced	48,230	45,050	37,132	42,816	207	192	188	195
Total production costs	- R/kg	/ - $/oz	- produced	62,290	68,934	50,539	58,713	268	293	256	266
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		422	620	438	555	13.56	19.94	14.07	17.83
Actual	- g	/ - oz		517	568	443	526	16.63	18.25	14.25	16.90
FINANCIAL RESULTS (MILLION)											
Gold income				295	281	159	881	41	38	26	128
Cost of sales				155	134	96	441	21	18	16	65
Cash operating costs				96	94	54	312	13	13	9	46
Other cash costs				3	3	2	10	-	-	-	2
Total cash costs				100	97	56	323	14	13	9	47
Rehabilitation and other non-cash costs				-	18	1	21	-	2	-	3
Production costs				100	115	57	343	14	16	9	50
Amortisation of tangible assets				29	34	19	99	4	5	3	14
Inventory change				26	(14)	19	(2)	4	(2)	3	-
				140	147	63	440	19	20	10	64
Realised non-hedge derivatives				9	84	5	156	1	12	1	22
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				149	231	68	596	21	32	11	86
Capital expenditure				234	300	196	1,134	32	41	32	168

[1] Tonnes / Tons placed onto leach pad
[2] Gold placed / tonnes (tons) placed
[3] Gold placed into leach pad inventory
[4] Total yield represents underground operations
[5] Comparative operating results have been restated to reflect correct metric and imperial values

Rounding of figures may results in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		184	199	194	802	102	110	107	442
Treated	- 000 tonnes	/ - 000 tons		101	97	99	402	111	107	109	443
Yield	- g/t	/ - oz/t		7.31	7.69	7.58	7.51	0.213	0.224	0.221	0.219
Gold produced	- kg	/ - oz (000)		738	747	750	3,017	24	24	24	97
Gold sold	- kg	/ - oz (000)		855	681	745	2,952	27	22	24	95
Price received	- R/kg	/ - $/oz	- sold	139,874	157,880	89,529	116,978	601	670	453	537
Total cash costs	- R/kg	/ - $/oz	- produced	54,131	48,667	36,951	43,031	233	207	187	198
Total production costs	- R/kg	/ - $/oz	- produced	73,030	71,232	47,423	57,627	314	304	240	265
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		890	919	964	973	28.63	29.56	31.00	31.28
Actual	- g	/ - oz		904	887	988	946	29.05	28.50	31.76	30.42
FINANCIAL RESULTS (MILLION)											
Gold income				113	85	64	294	16	12	10	43
Cost of sales				63	46	36	165	9	6	6	24
Cash operating costs				37	34	26	121	5	5	4	18
Other cash costs				3	2	2	9	-	-	-	1
Total cash costs				40	36	28	130	6	5	5	19
Rehabilitation and other non-cash costs				-	(1)	-	(1)	-	-	-	-
Production costs				40	35	28	129	6	5	5	19
Amortisation of tangible assets				14	18	8	45	2	3	1	7
Inventory change				9	(7)	-	(9)	1	(1)	-	(1)
				50	39	29	129	7	5	5	19
Realised non-hedge derivatives				7	22	2	51	1	3	-	8
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				57	62	31	180	8	8	5	26
Capital expenditure				14	15	11	57	2	2	2	8

Rounding of figures may results in computational discrepancies.

Ghana

BIBIANI [1]				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		-	347	601	2,129	-	383	663	2,346
Yield	- g/t	/ - oz/t		-	0.43	0.79	0.55	-	0.013	0.023	0.016
Gold produced	- kg	/ - oz (000)		-	150	476	1,163	-	5	15	37
Gold sold	- kg	/ - oz (000)		-	139	476	1,119	-	4	15	36
Price received	- R/kg	/ - $/oz	- sold	-	144,824	109,827	127,044	-	606	555	593
Total cash costs	- R/kg	/ - $/oz	- produced	-	121,324	55,531	95,581	-	508	281	437
Total production costs	- R/kg	/ - $/oz	- produced	-	(70,202)	85,933	98,495	-	(315)	435	464
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		-	899	880	894	-	28.89	28.29	28.74
Actual	- g	/ - oz		-	390	944	605	-	12.54	30.34	19.46
FINANCIAL RESULTS (MILLION)											
Gold income				-	20	52	142	-	3	8	21
Cost of sales				-	(12)	42	110	-	(2)	7	17
Cash operating costs				-	17	24	106	-	2	4	15
Other cash costs				-	1	2	6	-	-	-	1
Total cash costs				-	18	26	111	-	2	4	16
Rehabilitation and other non-cash costs				-	(30)	2	(22)	-	(4)	-	(3)
Production costs				-	(12)	29	88	-	(2)	5	13
Amortisation of tangible assets				-	1	12	26	-	-	2	4
Inventory change				-	(1)	1	(5)	-	-	-	(1)
				-	32	10	33	-	4	2	5
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				-	32	10	33	-	4	2	5
Capital expenditure				-	1	1	3	-	-	-	-

[1] On 1 December 2006, the sale of Bibiani to Cetral African Gold plc was completed

Rounding of figures may results in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		5,123	5,421	4,598	19,212	5,647	5,975	5,069	21,178
Treated	- 000 tonnes	/ - 000 tons		453	719	776	2,992	499	792	856	3,298
Stripping ratio	- t (mined total-mined ore) / t mined ore			6.60	5.69	4.36	5.02	6.60	5.69	4.36	5.02
Yield	- g/t	/ - oz/t		1.87	1.70	1.74	1.74	0.055	0.049	0.051	0.051
Gold in ore	- kg	/ - oz (000)		1,327	1,339	1,406	5,463	43	43	45	176
Gold produced	- kg	/ - oz (000)		848	1,219	1,351	5,196	27	39	43	167
Gold sold	- kg	/ - oz (000)		848	1,112	1,351	5,027	27	36	43	162
Price received	- R/kg	/ - $/oz	- sold	137,840	115,606	104,917	110,458	594	495	530	509
Total cash costs	- R/kg	/ - $/oz	- produced	104,151	85,886	71,477	79,733	449	366	362	368
Total produced costs	- R/kg	/ - $/oz	- produced	119,875	104,967	96,068	103,544	517	446	487	478
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		592	583	609	616	19.04	18.74	19.57	19.80
Actual	- g	/ - oz		391	568	650	619	12.58	18.27	20.88	19.90
FINANCIAL RESULTS (MILLION)											
Gold income				70	106	117	472	10	15	19	70
Cost of sales				95	117	126	506	13	16	21	75
Cash operating costs				84	98	90	391	12	13	15	58
Other cash costs				5	6	6	23	1	1	1	4
Total cash costs				88	105	97	414	12	14	16	61
Rehabilitation and other non-cash costs				-	(9)	2	(8)	-	(1)	-	(1)
Production costs				88	96	98	406	12	13	16	60
Amortisation of tangible assets				12	29	28	117	2	4	5	17
Inventory change				(5)	(8)	-	(18)	(1)	(1)	-	(3)
				(25)	(11)	(9)	(33)	(4)	(1)	(2)	(5)
Realised non-hedge derivatives				47	23	24	83	7	3	4	12
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				21	12	15	49	3	2	2	7
Capital expenditure				8	17	1	31	1	2	-	5

Rounding of figures may results in computational discrepancies.

Ghana

OBUASI				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/ - 000 tons		480	584	575	2,332	529	643	634	2,570
Treated	- 000 tonnes	/ - 000 tons		524	560	548	2,251	578	618	604	2,481
Yield	- g/t	/ - oz/t		4.83	4.61	4.58	4.39	0.141	0.134	0.133	0.128
Gold produced	- kg	/ - oz (000)		2,531	2,583	2,510	9,879	81	83	81	318
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/ - 000 tons		859	615	570	2,481	947	677	628	2,735
Yield	- g/t	/ - oz/t		0.36	0.44	0.56	0.51	0.010	0.013	0.016	0.015
Gold produced	- kg	/ - oz (000)		309	270	322	1,273	10	9	10	41
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		-	402	724	1,903	-	443	798	2,097
Treated	- 000 tonnes	/ - 000 tons		-	402	334	1,512	-	443	368	1,667
Stripping ratio	- t (mined total-mined ore) / t mined ore			-	-	1.17	0.26	-	-	1.17	0.26
Yield	- g/t	/ - oz/t		-	0.47	0.71	0.59	-	0.014	0.021	0.017
Gold in ore	- kg	/ - oz (000)		-	189	480	1,192	-	6	15	38
Gold produced	- kg	/ - oz (000)		-	189	238	888	-	6	8	29
TOTAL											
Yield [1]	- g/t	/ - oz/t		4.83	4.61	4.58	4.39	0.141	0.134	0.133	0.128
Gold produced	- kg	/ - oz (000)		3,127	3,041	3,069	12,040	101	98	99	387
Gold sold	- kg	/ - oz (000)		3,038	3,082	3,048	11,719	98	99	98	377
Price received	- R/kg	/ - $/oz	- sold	138,361	116,635	105,516	108,346	597	501	532	498
Total cash costs	- R/kg	/ - $/oz	- produced	92,224	102,684	68,952	86,508	397	437	349	395
Total production costs	- R/kg	/ - $/oz	- produced	127,711	166,564	102,679	131,398	550	713	520	600
PRODUCTIVITY PER EMPLOYEE [2]											
Target	- g	/ - oz		326	216	216	219	10.49	6.93	6.96	7.04
Actual	- g	/ - oz		204	181	171	172	6.55	5.83	5.49	5.52
FINANCIAL RESULTS (MILLION)											
Gold income				337	299	257	1,050	47	41	42	155
Cost of sales				382	518	315	1,562	53	71	51	229
Cash operating costs				271	295	199	983	38	40	32	144
Other cash costs				17	18	12	58	2	2	2	9
Total cash costs				288	312	212	1,042	40	43	34	153
Retrenchment costs				-	104	-	104	-	15	-	15
Rehabilitation and other non-cash costs				7	(22)	-	(10)	1	(3)	-	(1)
Production costs				296	394	212	1,136	41	54	34	166
Amortisation of tangible assets				104	112	103	446	14	15	17	66
Inventory change				(17)	12	-	(20)	(2)	2	-	(3)
				(46)	(219)	(58)	(512)	(6)	(30)	(10)	(74)
Realised non-hedge derivatives				84	60	65	220	12	8	10	33
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				38	(159)	6	(292)	5	(22)	1	(42)
Capital expenditure				182	216	101	613	25	30	16	91

[1] Total yield represents underground operations.

Rounding of figures may results in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		3,869	4,765	5,551	19,293	4,265	5,252	6,119	21,267
Treated	- 000 tonnes	/ - 000 tons		2,136	2,182	1,617	6,993	2,355	2,405	1,782	7,709
Stripping ratio	- t (mined total-mined ore) / t mined ore			0.87	1.01	1.65	1.26	0.87	1.01	1.65	1.26
Yield	- g/t	/ - oz/t		1.06	1.08	1.01	1.08	0.031	0.032	0.030	0.032
Gold produced	- kg	/ - oz (000)		2,270	2,364	1,636	7,586	73	76	53	244
HEAP LEACH OPERATION											
Gold produced	- kg	/ - oz (000)		-	42	141	362	-	1	5	12
TOTAL											
Yield [1]	- g/t	/ - oz/t		1.06	1.08	1.01	1.08	0.031	0.032	0.030	0.032
Gold produced	- kg	/ - oz (000)		2,270	2,406	1,776	7,948	73	77	57	256
Gold sold	- kg	/ - oz (000)		2,280	2,402	1,776	7,758	73	77	57	249
Price received	- R/kg	/ - $/oz	- sold	141,433	125,385	104,936	114,730	607	539	529	524
Total cash costs	- R/kg	/ - $/oz	- produced	98,631	89,572	74,884	87,571	424	383	379	399
Total production costs	- R/kg	/ - $/oz	- produced	124,079	136,464	103,639	121,156	534	584	525	552
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		280	522	435	472	9.00	16.78	13.98	15.17
Actual	- g	/ - oz		570	619	474	508	18.33	19.89	15.22	16.33
FINANCIAL RESULTS (MILLION)											
Gold income				267	270	154	778	37	37	25	114
Cost of sales				289	324	163	895	40	45	26	130
Cash operating costs				177	175	120	567	24	24	19	83
Other cash costs				47	41	13	129	7	6	2	19
Total cash costs				224	216	133	696	31	30	22	102
Rehabilitation and other non-cash costs				-	23	1	28	-	3	-	4
Production costs				224	239	134	724	31	33	22	106
Amortisation of tangible assets				56	87	48	233	8	12	8	34
Inventory change				9	(2)	(19)	(62)	1	-	(3)	(10)
				(22)	(53)	(9)	(116)	(3)	(7)	(2)	(16)
Realised non-hedge derivatives				56	31	33	112	8	4	5	17
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				33	(23)	24	(5)	5	(3)	4	-
Capital expenditure				12	23	25	94	2	3	4	14

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION [1]											
Volume mined	- 000 bcm	/ - 000 bcy		730	661	968	3,228	955	864	1,266	4,222
Mined	- 000 tonnes	/ - 000 tons		2,006	1,834	2,424	8,605	2,211	2,022	2,672	9,485
Treated	- 000 tonnes	/ - 000 tons		422	434	419	1,655	465	479	462	1,825
Stripping ratio	- t (mined total-mined ore) / t mined ore			4.36	4.03	3.10	3.10	4.36	4.03	3.10	3.10
Yield	- g/t	/ - oz/t		3.04	3.46	4.03	3.88	0.089	0.101	0.118	0.113
Gold produced	- kg	/ - oz (000)		1,284	1,503	1,689	6,428	41	48	54	207
Gold sold	- kg	/ - oz (000)		1,333	1,554	1,640	6,234	43	50	53	200
Price received	- R/kg	/ - $/oz	- sold	139,606	145,100	111,075	131,821	601	616	560	607
Total cash costs	- R/kg	/ - $/oz	- produced	83,011	74,482	51,820	60,080	358	317	262	275
Total production costs	- R/kg	/ - $/oz	- produced	100,339	84,940	70,132	75,989	432	361	355	349
PRODUCTIVITY PER EMPLOYEE [1]											
Target	- g	/ - oz		1,109	2,715	2,551	2,552	35.66	87.28	82.01	82.04
Actual	- g	/ - oz		855	1,132	1,306	1,221	27.49	36.39	42.00	39.26
FINANCIAL RESULTS (MILLION)											
Gold income				201	226	182	822	28	31	30	122
Cost of sales				131	131	116	468	18	18	19	69
Cash operating costs				91	96	75	329	13	13	12	48
Other cash costs				15	16	13	58	2	2	2	9
Total cash costs				107	112	88	386	15	15	14	57
Rehabilitation and other non-cash costs				1	(11)	1	(10)	-	(2)	-	(1)
Production costs				107	101	88	377	15	14	14	56
Amortisation of tangible assets				22	27	30	112	3	4	5	17
Inventory change				2	3	(3)	(21)	-	-	-	(3)
				70	95	66	354	10	13	11	52
Realised non-hedge derivatives				(15)	-	-	-	(2)	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				55	95	66	354	8	13	11	52
Capital expenditure				1	4	2	8	-	1	-	1

[1] Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/ - 000 bcy		1,455	1,343	913	4,363	1,903	1,756	1,194	5,707
Mined	- 000 tonnes	/ - 000 tons		2,887	2,772	1,909	8,904	3,182	3,056	2,104	9,815
Treated	- 000 tonnes	/ - 000 tons		391	449	423	1,832	431	495	466	2,020
Stripping ratio	- t (mined total-mined ore) / t mined ore			4.61	3.61	2.25	3.29	4.61	3.61	2.25	3.29
Yield	- g/t	/ - oz/t		2.50	3.44	3.11	3.22	0.073	0.100	0.091	0.094
Gold produced	- kg	/ - oz (000)		977	1,546	1,316	5,898	31	50	42	190
Gold sold	- kg	/ - oz (000)		1,180	1,369	1,313	5,722	38	44	42	184
Price received	- R/kg	/ - $/oz	- sold	139,019	143,908	109,331	131,939	599	612	553	606
Total cash costs	- R/kg	/ - $/oz	- produced	99,134	65,107	53,584	58,876	427	277	271	270
Total production costs	- R/kg	/ - $/oz	- produced	106,812	77,704	65,638	73,025	460	331	332	335
PRODUCTIVITY PER EMPLOYEE [1]											
Target	- g	/ - oz		1,187	1,839	1,681	1,885	38.15	59.12	54.04	60.62
Actual	- g	/ - oz		684	1,350	1,197	1,347	21.98	43.40	38.50	43.32
FINANCIAL RESULTS (MILLION)											
Gold income				178	197	144	755	25	27	23	111
Cost of sales				120	107	90	421	17	15	15	62
Cash operating costs				84	87	60	294	12	12	10	43
Other cash costs				12	14	10	53	2	2	2	8
Total cash costs				97	101	71	347	13	14	11	51
Rehabilitation and other non-cash costs				-	(6)	6	(1)	-	(1)	1	-
Production costs				97	94	76	346	13	13	12	51
Amortisation of tangible assets				7	26	10	84	1	4	2	12
Inventory change				15	(13)	4	(10)	2	(2)	1	(1)
				58	90	53	334	8	12	9	49
Realised non-hedge derivatives				(14)	-	-	-	(2)	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				44	90	53	334	6	12	9	49
Capital expenditure				6	13	4	28	1	2	1	4

[1] Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/ - 000 tons		1,690	1,821	1,214	5,745	1,863	2,007	1,338	6,333
Placed [1]	- 000 tonnes	/ - 000 tons		287	363	327	1,282	316	400	360	1,413
Stripping ratio	- t (mined total-mined ore) / t mined ore			8.57	8.66	3.02	5.50	8.57	8.66	3.02	5.50
Yield [2]	- g/t	/ - oz/t		3.25	3.88	4.53	4.12	0.095	0.113	0.132	0.120
Gold placed [3]	- kg	/ - oz (000)		932	1,408	1,480	5,278	30	45	48	170
Gold produced	- kg	/ - oz (000)		1,093	1,061	1,023	4,374	35	34	33	141
Gold sold	- kg	/ - oz (000)		1,201	1,048	1,086	4,328	39	34	35	139
Price received	- R/kg	/ - $/oz	- sold	139,121	144,129	109,917	131,547	599	615	555	605
Total cash costs	- R/kg	/ - $/oz	- produced	51,669	51,776	43,910	49,469	223	222	222	228
Total production costs	- R/kg	/ - $/oz	- produced	69,721	45,489	59,183	65,402	301	195	300	299
PRODUCTIVITY PER EMPLOYEE [4]											
Target	- g	/ - oz		1,237	1,236	1,209	1,272	39.77	39.75	38.88	40.89
Actual	- g	/ - oz		1,481	1,470	1,411	1,514	47.60	47.25	45.36	48.69
FINANCIAL RESULTS (MILLION)											
Gold income				181	151	119	569	25	21	19	84
Cost of sales				84	48	59	271	12	7	10	40
Cash operating costs				44	44	36	176	6	6	6	26
Other cash costs				13	11	9	40	2	1	1	6
Total cash costs				56	55	45	216	8	8	7	32
Rehabilitation and other non-cash costs				1	(31)	4	(22)	-	(4)	1	(3)
Production costs				57	24	49	194	8	3	8	29
Amortisation of tangible assets				19	24	12	92	3	3	2	13
Inventory change				8	-	(1)	(15)	1	-	-	(2)
				97	103	60	298	13	14	10	44
Realised non-hedge derivatives				(14)	-	-	-	(2)	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				83	103	60	298	12	14	10	44
Capital expenditure				5	5	-	7	1	1	-	1

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION [1]											
Volume mined	- 000 bcm	/ - 000 bcy		812	856	600	3,142	1,062	1,120	785	4,109
Mined	- 000 tonnes	/ - 000 tons		2,022	2,133	1,504	7,829	2,228	2,351	1,658	8,630
Treated	- 000 tonnes	/ - 000 tons		418	379	348	1,490	461	418	383	1,642
Stripping ratio	- t (mined total-mined ore) / t mined ore			5.42	5.83	7.13	8.30	5.42	5.83	7.13	8.30
Yield	- g/t	/ - oz/t		1.47	1.63	2.15	1.81	0.043	0.048	0.058	0.053
Gold produced	- kg	/ - oz (000)		614	617	678	2,690	20	20	22	86
Gold sold	- kg	/ - oz (000)		675	544	680	2,548	22	17	22	82
Price received	- R/kg	/ - $/oz	- sold	138,759	146,335	109,373	131,942	598	619	553	608
Total cash costs	- R/kg	/ - $/oz	- produced	85,460	70,764	44,795	57,716	368	303	227	265
Total production costs	- R/kg	/ - $/oz	- produced	101,693	96,078	59,018	75,801	438	412	299	348
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		479	756	779	791	15.41	24.32	25.05	25.43
Actual	- g	/ - oz		629	654	698	716	20.24	21.04	22.44	23.03
FINANCIAL RESULTS (MILLION)											
Gold income				101	80	74	336	14	11	12	50
Cost of sales				65	48	41	188	9	7	7	28
Cash operating costs				49	42	30	152	7	6	5	22
Other cash costs				4	2	-	3	-	-	-	-
Total cash costs				52	44	30	155	7	6	5	23
Rehabilitation and other non-cash costs				-	4	-	4	-	1	-	1
Production costs				52	48	31	160	7	7	5	24
Amortisation of tangible assets				10	11	9	44	1	2	2	7
Inventory change				3	(12)	1	(16)	-	(2)	-	(2)
				36	32	33	148	5	4	5	22
Realised non-hedge derivatives				(7)	-	-	-	(1)	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				29	32	33	148	4	4	5	22
Capital expenditure				3	18	5	33	-	3	1	5

[1] Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm / - 000 bcy		5,150	5,836	4,986	22,774	6,737	7,633	6,522	29,789
Mined	- 000 tonnes / - 000 tons		13,894	15,271	13,685	59,724	15,316	16,833	15,085	65,834
Treated	- 000 tonnes / - 000 tons		1,339	1,437	1,238	5,691	1,476	1,583	1,364	6,273
Stripping ratio	- t (mined total-mined ore) / t mined ore		10.58	8.00	12.45	9.87	10.58	8.00	12.45	9.87
Yield	- g/t / - oz/t		1.80	1.73	2.34	1.68	0.053	0.050	0.062	0.049
Gold produced	- kg / - oz (000)		2,412	2,478	2,626	9,588	78	80	84	308
Gold sold	- kg / - oz (000)		2,421	2,617	2,929	9,666	78	84	94	311
Price received	- R/kg / - $/oz	- sold	138,914	143,260	109,961	131,190	599	608	555	602
Total cash costs	- R/kg / - $/oz	- produced	100,143	138,524	72,557	109,639	434	586	368	497
Total production costs	- R/kg / - $/oz	- produced	130,397	143,291	92,656	130,792	564	605	470	595
PRODUCTIVITY PER EMPLOYEE [1]										
Target	- g / - oz		625	1,489	859	1,110	20.10	47.87	27.60	35.69
Actual	- g / - oz		373	385	472	404	12.00	12.38	15.18	12.98
FINANCIAL RESULTS (MILLION)										
Gold income			221	257	246	857	31	35	40	127
Cost of sales			342	377	307	1,287	48	51	50	189
Cash operating costs			225	320	177	988	31	44	29	144
Other cash costs			11	15	11	48	2	2	2	7
Total cash costs			236	335	189	1,036	33	46	31	151
Rehabilitation and other non-cash costs			-	(68)	4	(60)	-	(9)	1	(8)
Production costs			236	267	192	976	33	36	31	143
Amortisation of tangible assets			73	80	49	263	10	11	8	38
Inventory change			33	30	66	49	5	4	11	8
			(121)	(121)	(62)	(430)	(17)	(16)	(10)	(62)
Realised non-hedge derivatives			115	118	76	411	16	16	12	61
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(6)	(2)	15	(19)	(1)	-	2	(2)
Capital expenditure			25	119	52	452	3	16	8	67

[1] Operating results for the March 2006 quarter have been restated to reflect correct metric and imperial values

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.				Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006	Quarter ended March 2007	Quarter ended December 2006	Quarter ended March 2006	Year ended December 2006
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/ - 000 tons		12,036	12,840	13,223	53,764	13,267	14,153	14,576	59,264
Placed [1]	- 000 tonnes	/ - 000 tons		4,864	5,468	5,176	21,795	5,361	6,027	5,706	24,025
Stripping ratio	- t (mined total-mined ore) / t mined ore			1.62	1.46	1.56	1.53	1.62	1.46	1.56	1.53
Yield [2]	- g/t	/ - oz/t		0.56	0.48	0.50	0.54	0.016	0.014	0.015	0.016
Gold placed [3]	- kg	/ - oz (000)		2,738	2,617	2,606	11,821	88	84	84	380
Gold produced	- kg	/ - oz (000)		1,980	2,661	1,984	8,817	64	86	64	283
Gold sold	- kg	/ - oz (000)		1,892	2,692	2,031	8,915	61	87	65	287
Price received	- R/kg	/ - $/oz	- sold	139,842	146,846	73,057	95,755	601	626	370	431
Total cash costs [4]	- R/kg	/ - $/oz	- produced	56,156	60,891	48,627	54,389	242	259	246	248
Total production costs	- R/kg	/ - $/oz	- produced	79,372	85,892	69,744	77,828	342	366	353	356
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		2,155	2,675	2,343	2,713	69.28	86.00	75.32	87.23
Actual	- g	/ - oz		1,729	2,740	2,082	2,260	55.60	88.10	66.93	72.67
FINANCIAL RESULTS (MILLION)											
Gold income				169	286	129	656	23	39	21	95
Cost of sales				157	229	138	686	22	31	23	101
Cash operating costs				183	170	147	654	25	23	24	97
Other cash costs				6	7	3	23	1	1	1	3
Total cash costs				189	177	150	676	26	24	24	100
Rehabilitation and other non-cash costs				3	4	2	13	-	1	-	2
Production costs				192	181	152	690	27	25	25	102
Amortisation of tangible assets				56	59	51	265	8	8	8	39
Inventory change				(91)	(12)	(65)	(268)	(13)	(1)	(11)	(40)
				12	58	(10)	(30)	2	8	(2)	(6)
Realised non-hedge derivatives				96	109	20	198	13	15	3	29
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				107	167	10	167	15	23	2	23
Capital expenditure				47	29	27	89	7	4	4	13

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman ¹
Mrs E le R Bradley
C B Brayshaw
R Médori ~ (Alternate: P G Whitcutt)
J H Mensah ¹
W A Nairn (Alternate: A H Calver *)
Prof W L Nkuhlu
S M Pityana
S R Thompson *
A J Trahar

* British # American ¹ Ghanaian
~ French ! Brazilian

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts

Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +1 212 815 3700 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 4, 2007,

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary